Exhibit 99.60

EXECUTION VERSION

SUBSCRIPTION AGREEMENT

July 31, 2014

Amaya Gaming Group Inc.

7600 TransCanada Highway

Pointe-Claire, QC H9R 1C8

Attention:     David Baazov, President and Chief Executive Officer

Dear Sirs:

The funds and/or accounts listed in Schedule A hereto (collectively, the “Purchasers” and each individually, a “Purchaser”), each of which is managed or advised by BlackRock Financial Management, Inc. (“BlackRock”) or its affiliates, understand that Amaya Gaming Group Inc. (the “Corporation”) proposes to issue and sell to the Purchasers (in the aggregate), on a private placement basis the Relevant Number of Preferred Shares (as defined below) of the Corporation (as set forth in Schedule A) (the “Offered Preferred Shares”) at a price of CDN$1,000 per Convertible Preferred Share for aggregate gross proceeds of U.S.$270,834,024.51 (the “Issuance”), as set forth in Schedule A hereto.

Upon and subject to the terms and conditions set forth herein, the Purchasers hereby separately (and for greater certainty, not “solidarily” within the meaning of the Civil Code of Québec) offer to purchase from the Corporation in their respective percentages set out in Schedule A and by the Corporation’s acceptance hereof the Corporation agrees to sell to the Purchasers, at the Closing Time (as defined herein) all of the Offered Preferred Shares to be issued and sold pursuant to the terms hereof. Each of the Purchasers is (A) an “accredited investor” within the meaning of NI 45-106 (as defined below); and (B) as indicated beside each Purchaser’s name in Schedule A hereto, either (i) not a “U.S. person” (as defined in Regulation S under the U.S. Securities Act) and is purchasing the securities in an offshore transaction in accordance with Regulation S; or (ii) (x) a Qualified Institutional Buyer (as defined below) or (y) an Institutional Accredited Investor (as defined below) and will acquire the Offered Preferred Shares from the Corporation in transactions designed to be exempt from the registration requirements of the U.S. Securities Act. The commitments of each Purchaser are set out in Schedule A hereto.

In consideration of the agreements and commitments under this Agreement by the Purchasers in connection with the Issuance, the Corporation shall (i) pay to the Purchasers the Fee (as defined below) and (ii) shall issue to the Purchasers 1.75 million warrants in the form attached hereto as Schedule C (the “Warrants”; the Offered Preferred Shares and the Warrants, together, the “Offered Securities”), each in accordance with Section 10 of this Agreement. The Fee shall be payable and the Warrants shall be issuable by the Corporation at the Closing Time and shall be fully earned by the Purchasers upon completion of the Issuance.

1.	DEFINITIONS AND SCHEDULES

In this Agreement, in addition to the terms defined above, the following terms shall have the following meanings:

1.1.1	“Act” means the Securities Act (Québec);

1.1.2	“Acquisition” means the transaction pursuant to which Titan (IOM) Mergerco Limited will, subject to the terms and conditions set forth in the Acquisition Agreement, merge with and into the Target, with the Target surviving as a wholly-owned direct subsidiary of Amaya Holdings B.V., a Subsidiary of the Corporation;

1.1.3	“Acquisition Agreement” means the deed and scheme of merger relating to the Acquisition dated June 12, 2014 entered into among the Corporation, Amaya Holdings B.V., Titan (IOM) Mergerco Limited, the Target and each of the warranting sellers and the sellers’ representative listed therein;

1.1.4	“Acquisition Pro Forma Financial Statements” means the unaudited pro forma consolidated financial statements of the Corporation assuming completion of the Acquisition as at and for the year ended December 31, 2013 included in the Circular;

1.1.5	“Agreement” means this agreement resulting from the acceptance by the Corporation of the offer made by the Purchasers hereby;

1.1.6	“Anti-Corruption Laws” means all laws, rules, and regulations of any jurisdiction applicable to the Corporation, its subsidiaries and their affiliates from time to time concerning or relating to bribery or corruption;

1.1.7	“Anti-Money Laundering Laws” shall mean any and all laws, judgments, orders, executive orders, decrees, ordinances, rules, regulations, statutes, case law or treaties applicable to a the Corporation, its subsidiaries or their affiliates, related to terrorism financing or money laundering, including any applicable provision of Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (USA PATRIOT Act) of 2001 (Title III of Pub. L. 107-56), The Currency and Foreign Transactions Reporting Act (also known as the “Bank Secrecy Act,” 31 U.S.C. §§ 5311-5330 and 12 U.S.C. §§ 1818(s), 1820(b) and 1951-1959), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (S.C. 2000, c. 17), and applicable sections of the Criminal Code (R.S.C., 1985, c. C-46);

1.1.8	“Applicable Securities Laws” means, collectively, the applicable Canadian Securities Laws and the securities legislation of and published policies issued by each Securities Regulator;

1.1.9	“Best of the Corporation’s Knowledge” means to the best of the knowledge of David Baazov, Daniel Sebag or Marlon D. Goldstein, senior officers of the Corporation, after due inquiry;

1.1.10	“BlackRock” shall have the meaning ascribed to such term in the preamble of this Agreement;

1.1.11	“BlackRock Group” means BlackRock, its affiliates and funds, clients as at the Closing Date and account managed or advised by BlackRock or its affiliates;

1.1.12	“BlackRock Commitment Letter” means the commitment letter dated June 12, 2014 between the Corporation and BlackRock, as amended on June 19, 2014;

1.1.13	“Business Day” means a day which is not a Saturday, Sunday or statutory or civic holiday in the City of Montreal, Québec or the City of Toronto, Ontario;

1.1.14	“Cadillac Jack Credit Agreements” means the (i) U.S.$180,000,000 credit agreement, as increased to U.S.$240,000,000 by the first amendment to the credit agreement among Cadillac Jack, Inc., the several lenders from time to time parties thereto and Wilmington Trust, National Association, as administrative agent and collateral agent; and (ii) U.S.$100,000,000 credit agreement among Cadillac Jack, Inc., the several lenders from time to time parties thereto, Wilmington Trust, National Association, as administrative agent and collateral agent and GSO, as sole arranger;

1.1.15	“Canadian Securities Laws” means all applicable securities laws in each of the provinces and territories of Canada and the respective rules and regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in such provinces and the rules of the TSX;

1.1.16	“CDN$” as used herein means Canadian dollars;

1.1.17	“Circular” means the Corporation’s management information circular dated June 30, 2014 and prepared in connection with the Meeting, together with any amendments thereto or supplements thereof;

1.1.18	“Closing” means the completion of the issue and sale by the Corporation, and the purchase by the Purchasers of the Offered Preferred Shares and issuance by the Corporation to the Purchasers of the Warrants as contemplated by this Agreement;

1.1.19	“Closing Date” means the date of the closing of the Acquisition or such other date(s) as the Purchasers and the Corporation may agree;

1.1.20	“Closing Time” means the time the Offered Securities are to be issued in accordance with the Flow of Funds Closing Agreement on the Closing Date or such other time on the Closing Date as the Corporation and the Purchasers may agree;

1.1.21	“Common Shares” means the common shares in the capital of the Corporation;

1.1.22	“Common Equity Capital Raise” means the issuance of the CDN$640 million of Subscription Receipts pursuant to the Subscription Receipts Underwriting Agreement and issuance of the Common Shares pursuant to the GSO Subscription Agreement;

1.1.23	“Control” has the meaning given to it under the Act;

1.1.24	“Corporation” means Amaya Gaming Group Inc. and includes any successor corporation to or of the Corporation;

1.1.25	“Corporation’s Information Record” means all information contained in any press release, material change report (excluding any confidential material change report), financial statements, information circulars, annual information forms, prospectuses or other document of the Corporation which has been publicly filed by, or on behalf of, the Corporation pursuant to Canadian Securities Laws or otherwise by or on behalf of the Corporation;

1.1.26	“Credit Facilities Documents” means the First Lien Credit Agreement, the Second Lien Credit Agreement, the Intercreditor Agreement and other documents governing facilities provided thereunder in form provided to the Purchasers prior to the Closing Date;

1.1.27	“Data Privacy Laws” shall mean all applicable laws (including common law), rules, regulations, codes, ordinances, policies, orders, decrees or judgments, promulgated or entered into by any Governmental Authority, relating in any way to the transmission, storage, security or protection of data and information, including personally identifiable information;

1.1.28	“Debt Capital Raise” means the transactions contemplated by the Credit Facilities Documents pursuant to which Amaya Holdings B.V. and Amaya (US) Co-Borrower, LLC, as borrowers, will obtain senior secured credit facilities to be in an aggregate amount of up to U.S.$2,900 million;

1.1.29	“Debt Instrument” means any loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Corporation or the Subsidiaries are a party or otherwise bound;

1.1.30	“Environmental Laws” shall have the meaning ascribed to such term in Section 4.1.63 of this Agreement;

1.1.31	“Fee” shall have the meaning ascribed to such term in Section 10 of this Agreement;

1.1.32	“Financial Statements” means audited consolidated financial statements of the Corporation as at and for the financial years ended December 31, 2013, and 2012, and the unaudited consolidated financial statements of the Corporation for the three month period ended March 31, 2014;

1.1.33	“First Lien Credit Agreement” means the first lien credit agreement dated on or about the date hereof between, among others, the Corporation, Amaya Holdings Coöperatieve U.A., Amaya Holdings B.V, Amaya (US) Co-Borrower, LLC, Deutsche Bank AG New York Branch and the Lenders named therein consisting of a first lien term loan facility in the amount of U.S.$2,000 million and the Revolving Credit Facility in the amount of U.S.$100 million;

1.1.34	“Flow of Funds Closing Agreement” means the Flow of Funds Closing Agreement entered into on the date hereof inter alia by and amoung the Corporation, the Purchasers and the other parties thereto in the form attached hereto as Schedule L;

1.1.35	“Gaming Authority” shall mean, in any jurisdiction in which the Corporation or any of its Subsidiaries manages or conducts any casino, gaming business or activities, the applicable gaming board, commission, or other governmental gaming regulatory body or agency which (a) has, or may at any time after the Closing Date have, jurisdiction over the gaming activities of the Corporation or its Subsidiaries or any successor to such authority or (b) is, or may at any time after the Closing Date be, responsible for interpreting, administering and enforcing the Gaming Laws;

1.1.36	“Gaming Laws” shall mean all applicable constitutions, treaties, laws, rules, agreements, regulations and orders and statutes pursuant to which any Gaming Authority possesses regulatory, licensing or permit authority over gaming, gambling or casino activities and all rules, rulings, orders, ordinances, regulations of any Gaming Authority applicable to the gambling, casino, gaming businesses or activities of the Corporation or any of its Subsidiaries in any jurisdiction, as in effect from time to time, including the policies, interpretations and administration thereof by the Gaming Authorities;

1.1.37	“Gaming Suitability Provisions” means provisions contained in the articles of the Corporation or any other constating documents of the Corporation which would allow the Corporation, subject to certain conditions set out therein, to purchase or redeem its Common Shares held by a person who is determined to be an “Unsuitable Person” within the meaning of such articles or other constating documents;

1.1.38	“Governmental Authority” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) self-regulatory organization or stock exchange, (iii) any subdivision, agent, commission, board, or authority of any of the foregoing, or (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

1.1.39	“GSO” means GSO Capital Partners LP and its affiliates;

1.1.40	“GSO Subscription Agreement” means the subscription agreement of even date herewith between, among others, certain funds and/or accounts managed or advised by GSO named therein and the Corporation in relation to the contemplated issuance by the Corporation of U.S.$600,000,000 of Preferred Shares and U.S.$55,000,000 of Common Shares;

1.1.41	“IFRS” means international financial reporting standards set by the International Accounting Standards Board;

1.1.42	“including” means including without limitation;

1.1.43	“Indemnified Party” or “Indemnified Parties” shall have the meaning ascribed to such term in Section 9 of this Agreement;

1.1.44	“Indemnified Tax” shall have the meaning ascribed to such term in Section 9.3.1, and shall include, for greater certainty, any Tax payable under Part XIII of the Income Tax Act (Canada);

1.1.45	“Indemnitors” shall have the meaning ascribed to such term in Section 9.3.1 of this Agreement;

1.1.46	“Institutional Accredited Investor” means an institution that is an “accredited investor” as the term is defined in Rule 501(a)(1), (2), (3) or (7) promulgated under the U.S. Securities Act;

1.1.47	“Intellectual Property” means, collectively, all intellectual property rights which pertain to the business of the Corporation as it is currently conducted and contemplated of whatsoever nature, kind or description including all: (i) patent rights; (ii) trade-marks, trade-mark registrations, trade-mark applications, rights under registered user agreements, trade names and other trade-mark rights; (iii) copyrights and applications therefor, including all computer software and rights related thereto; (iv) trade secrets and proprietary and confidential information; (v) industrial designs and registrations thereof and applications therefor; (vi) domain names and IP addresses, (vii) renewals, modifications, developments and extensions of any of the items listed in clauses (i) through (vi) above; and (viii) patterns, plans, designs, research data, other proprietary know-how, processes, drawings, technology, inventions, formulae, specifications, performance data, quality control information, unpatented blue prints, flow sheets, equipment and parts lists, instructions, manuals, records and procedures, and all licences, agreements and other contracts and commitments relating to any of the foregoing;

1.1.48	“Intercreditor Agreement” means the intercreditor agreement dated on or about the date hereof between, among others, the Corporation, Amaya Holdings Coöperatieve U.A., Amaya Holdings B.V., Amaya (US) Co-Borrower, LLC, Deutsche Bank AG New York Branch and the Lenders named therein;

1.1.49	“Intertain” shall have the meaning ascribed to such term in Section 4.1.8 of this Agreement;

1.1.50	“Issuance” shall have the meaning ascribed to such term in the preamble of this Agreement;

1.1.51	“Jurisdictions” means the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec;

1.1.52	“Losses” shall have the meaning ascribed to such term in Section 9 of this Agreement;

1.1.53	“Material Adverse Effect” means any material adverse change in or adverse effect on the business, affairs or financial condition or financial prospects of the Corporation, the Target and their respective subsidiaries (on a consolidated basis);

1.1.54	“Material Agreement” means any material note, indenture, mortgage or other form of indebtedness, including the Cadillac Jack Credit Agreements, and any contract, commitment, agreement (written or oral), instrument, lease or other document, including licence agreements and agreements relating to intellectual property, to which the Corporation or its Subsidiaries are a party or otherwise bound and which is material to the Corporation or its Subsidiaries;

1.1.55	“Material Subsidiaries” means Cryptologic Ltd., Cadillac Jack, Inc., Amaya Holdings Corporation, Amaya Americas Corporation, Amaya (Alberta) Inc., Diamond Game Enterprises, Equipos y Soluciones Tecnológicas Cadillac Jack, S. de R.L. de C.V., Amaya Interactive USA Corporation and Amaya Gaming Holdings Canada Inc.;

1.1.56	“Meeting” means such meeting or meetings of the shareholders of the Corporation, including any adjournment or postponement thereof, that was convened inter alia to consider, and if deemed advisable approve the creation of the Preferred Shares and other matters in connection with the Transactions and issuance of securities as part of the financing of the Acquisition to comply with TSX rules;

1.1.57	“misrepresentation”, “material fact”, “material change”, “subsidiary”, “affiliate”, “associate”, and “distribution” have the respective meanings ascribed thereto in the Act;

1.1.58	“notice” shall have the meaning ascribed to such term in Section 14.1 of this Agreement;

1.1.59	“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions;

1.1.60	“Offered Preferred Shares” shall have the meaning ascribed to such term in the preamble of this Agreement;

1.1.61	“Offered Securities” shall have the meaning ascribed to such term in the preamble of this Agreement;

1.1.62	“PATRIOT Act” shall have the meaning ascribed to such term in Section 14.12 of this Agreement;

1.1.63	“PCMLTFA” has the meaning ascribed to such term in Section 4.2.23 of this Agreement;

1.1.64	“person” means any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

1.1.65	[***] [Defined term used only in redacted sections of this Agreement.]

1.1.66	“Preferred Shares” means convertible preferred shares in the capital of the Corporation having the terms and conditions contained in the Preferred Share Terms;

1.1.67	“Preferred Shares Capital Raise” means the issuance by the Corporation of (i) the Offered Preferred Shares, (ii) the U.S.$600,000,000 of Preferred Shares pursuant to the GSO Subscription Agreement and (iii) the U.S.$179,166,897.06 of Preferred Shares pursuant to the Preferred Shares Underwriting Agreement;

1.1.68	“Preferred Share Terms” means the terms and conditions applicable to the Preferred Shares set out in Schedule B hereto;

1.1.69	“Preferred Shares Underwriting Agreement” means the underwriting agreement dated on or about August 1, 2014 between, among others, Canaccord Genuity Corp. and the Corporation in relation to the contemplated issuance by the Corporation of U.S.$179,166,897.06 of Preferred Shares;

1.1.70	“Proceeding” shall have the meaning ascribed to such term in Section 9.1.1 of this Agreement;

1.1.71	“Projections” means the projections of the Corporation and its Subsidiaries included in any document or presentation provided by the Corporation or on its behalf to BlackRock or any of the Purchasers and any other projections and any forward-looking statements (including statements with respect to booked business) of such entities furnished to BlackRock and/or the Purchasers prior to the Closing Date;

1.1.72	“Purchasers” shall have the meaning ascribed to such term in the preamble of this Agreement;

1.1.73	“Purchasers’ Expenses” shall have the meaning ascribed to such term in Section 7 of this Agreement;

1.1.74	“Qualified Institutional Buyer” means the “qualified institutional buyer” as that term is defined in Rule 144A(a)(l)(i) under the U.S. Securities Act;

1.1.75	“Regulation D” means Regulation D promulgated under the U.S. Securities Act;

***	denotes redacted information.

1.1.76	“Regulation S” means Regulation S promulgated under the U.S. Securities Act;

1.1.77	“Refinancing” means all existing third party debt for borrowed money of the Target and its subsidiaries (including any guarantees of parent company debt) will be repaid, redeemed, defeased, discharged, refinanced or terminated (or irrevocable notice for the repayment or redemption thereof will be given to the extent accompanied by any prepayments or deposits required to defease, terminate and satisfy in full any related indentures or notes) unless the survival of such debt is permitted by the Acquisition Agreement and is applied as a credit to the merger consideration payable thereunder;

1.1.78	“Related Party” and “Related Parties” shall have the meaning ascribed to such term in Section 9.1.6 of this Agreement;

1.1.79	“Relevant Number of Preferred Shares” means the number of Preferred Shares to be purchased in aggregate by the Purchasers pursuant to and subject to the terms of this Agreement, which shall be calculated as (i) CDN$ equivalent of U.S.$270,834,024.51 determined on the basis of the noon spot rate for U.S.$/CDN$ exchange published on the website of the Bank of Canada as of three Business Days prior to the Closing Date, divided by (ii) CDN$1,000, being the initial liquidation preference amount of each Preferred Share;

1.1.80	“Revolving Credit Facility” means the revolving facility referred to in the First Lien Credit Agreement in the amount of U.S.$100 million;

1.1.81	“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the United States government, including those administered by the Office of Foreign Assets Control of the United States Department of the Treasury or the United States Department of State, (b) the Canadian government, including those administered by the Department of Foreign Affairs, Trade and Development, Public Safety Canada, the Royal Canadian Mounted Police and the Canada Border Services Agency, or (c) the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United Kingdom;

1.1.82	“Sanctioned Country” means, at any time, a country or territory which is itself the subject or target of any Sanctions and includes any country identified on the Area Control List promulgated under Canada’s Export and Import Permits Act (R.S.C., 1985, c. E-19);

1.1.83	“Sanctioned Person” means, at any time, (a) any person listed in any Sanctions-related list of designated persons maintained by the Office of Foreign Assets Control of the United States Department of the Treasury, the United States Department of State, the Department of Foreign Affairs, Trade and Development, Public Safety Canada or by the United Nations Security Council, the European Union or any EU member state, (b) any person operating, organized or resident in a Sanctioned Country or (c) any person owned or controlled by any such person or persons;

1.1.84	“Second Lien Credit Agreement” means the second lien credit agreement dated on or about the date hereof between, among others, the Corporation, Amaya Holdings Coöperatieve U.A., Amaya Holdings B.V, Amaya (US) Co-Borrower, LLC, Deutsche Bank AG New York Branch and the Lenders named therein consisting of a second lien term loan facility in the amount of U.S.$800 million;

1.1.85	“Securities Regulators” means the securities commissions or other securities regulatory authorities, including the TSX, in Canada and the United States, as the context requires;

1.1.86	“Specified Representations” means the representations and warranties given by the Corporation pursuant to Sections 4.1.1, 4.1.2, 4.1.10, 4.1.12, 4.1.25, 4.1.27, 4.1.33, 4.1.72, 4.1.74, 4.1.75, 4.1.76 and 4.1.78;

1.1.87	“Subscription Receipt” means a subscription receipt of the Corporation entitling the holder thereof to receive, upon the occurrence of the release event set forth in the Subscription Receipt Underwriting Agreement, and without payment of any additional consideration, on the exchange thereof, one Common Share as more fully described in the Subscription Receipt Underwriting Agreement;

1.1.88	“Subscription Receipt Underwriting Agreement” means the underwriting agreement entered into by the Corporation and Canaccord Genuity Corp., Cormark Securities Inc., Desjardins Securities Inc. and Clarus Securities Inc. in respect of the offering of Subscription Receipts dated July 7, 2014.

1.1.89	“Subsidiaries” means all subsidiaries of the Corporation and (unless the context requires otherwise) the Target and its subsidiaries (including for the purposes of Section 4);

1.1.90	“Target” means Oldford Group Limited;

1.1.91	“Target Financial Statements” means 2011, 2012 and 2013 audited consolidated financial statements of the Target;

1.1.92	“Target Group Material Entities” means the Target and each Subsidiary Loan Party (as defined in the First Lien Credit Agreement) as of the Closing Date;

1.1.93	“Target Material Adverse Effect” shall mean “Material Adverse Effect” as the term is defined in the Acquisition Agreement;

1.1.94	“Tax” or “Taxes” means all present or future taxes, deductions, duties, withholdings, imposts, levies, assessments or other similar charges imposed by any Governmental Authority, together with any penalties, fines, additions to tax and interest thereon;

1.1.95	“Transactions” means the Acquisition, the Common Equity Capital Raise, the Preferred Shares Capital Raise, the Debt Capital Raise and the other transactions falling within the definition of “Transactions” as the term is defined in the BlackRock Commitment Letter;

1.1.96	“Transfer Agent” means Computershare Investor Services Inc. in its capacity as transfer agent and registrar of the Corporation at its principal office in the City of Montreal, Québec;

1.1.97	“TSX” means the Toronto Stock Exchange;

1.1.98	“Underlying Shares” means the Common Shares issuable upon conversion of the Offered Preferred Shares or upon exercise of the Warrants;

1.1.99	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

1.1.100	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

1.1.101	“U.S.$” as used herein means United States dollars;

1.1.102	“VAT” shall have the meaning ascribed to such term in Section 14.13 of this Agreement;

1.1.103	“Voting Disenfranchisement Agreement” means the voting disenfranchisement agreement in form set forth in Schedule J to be delivered by each Purchaser in accordance with the terms of this Agreement; and

1.1.104	“Warrants” shall have the meaning ascribed to such term in the preamble of this Agreement.

1.2	Schedules

The following are the schedules attached to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule A	List of Purchasers
Schedule B	Preferred Share Terms
Schedule C	Form of Warrants
Schedule D	Convertible Securities
Schedule E	Forms of Lock-up Agreements
Schedule F	Opinions
Schedule G	Subsidiaries
Schedule H	Form of Registration Rights Agreement
Schedule I	Reserved.
Schedule J	Form of Voting Disenfranchisement Agreement
Schedule K	Definition of Accredited Investor under NI 45-106
Schedule L	Flow of Funds Closing Agreement

2.	TERMS AND CONDITIONS

2.1	Filings

The Corporation undertakes to file or cause to be filed all forms or undertakings required to be filed by the Corporation with the Securities Regulators in connection with the issue and sale of the Offered Securities so that the distribution of the Offered Securities may lawfully occur without the necessity of filing a prospectus, a registration statement or an offering memorandum in Canada or the United States or any other jurisdiction and the Purchasers undertake to use their commercially reasonable efforts to complete any forms required by Applicable Securities Laws. All fees payable in connection with such filings shall be at the expense of the Corporation.

2.2	United States Re-Sales

The Corporation and the Purchasers acknowledge that the Offered Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may be resold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and in accordance with the terms of this Agreement.

3.	COVENANTS

3.1	Covenants of the Corporation

The Corporation hereby covenants to the Purchasers and their permitted assigns, and acknowledges that each of them is relying on such covenants, that the Corporation shall:

3.1.1	fulfil or cause to be fulfilled, at or prior to the Closing Date, each of the conditions set out in Section 5.2 of this Agreement;

3.1.2	ensure that the Offered Securities, upon issuance, shall have the attributes corresponding in all material respects to the description thereof set forth in this Agreement;

3.1.3	ensure that the Underlying Shares, upon issuance, shall be duly issued as fully paid and non-assessable Common Shares, and shall have the attributes corresponding in all material respects to the description thereof set forth in this Agreement;

3.1.4	fulfil all legal requirements to permit (i) the creation, issuance, offering and sale of the Offered Securities, (ii) the allotment, reservation and issue of the Underlying Shares issuable upon conversion of the Offered Preferred Shares or exercise of the Warrants, all as contemplated in this Agreement and file or cause to be filed all documents, applications, forms or undertakings required to be filed by the Corporation and take or cause to be taken all action required to be taken by the Corporation in connection with the purchase and sale of the Offered Securities;

3.1.5	ensure that at all times sufficient Underlying Shares are allotted and reserved for issuance upon the conversion of the Preferred Shares or exercise of the Warrants;

3.1.6	ensure that the TSX conditional acceptance for the Issuance and listing of the Underlying Shares has been obtained on or prior to the Closing Date;

3.1.7	use its commercial best efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Canadian Securities Laws which have such a concept and will comply with all of its obligations under Applicable Securities Laws for a period of at least two years from the Closing Date;

3.1.8	use its reasonable best efforts to list the Common Shares, including the Underlying Shares, on the London Stock Exchange, the New York Stock Exchange or NASDAQ within 15 months of the Closing Date;

3.1.9	(i) execute and file with the Securities Regulators and the TSX all forms, notices and certificates required to be filed pursuant to the Canadian Securities Laws and the policies of the TSX in the time required by the Applicable Securities Laws and the policies of the TSX, including, for greater certainty, all forms, notices and certificates set forth in the opinions delivered to the Purchasers pursuant to Section 5.2 of this Agreement required to be filed by the Corporation and (ii) if applicable, file promptly after the Closing a Form D in accordance with the provisions of Regulation D under the U.S. Securities Act;

3.1.10	advise the Purchasers, promptly after receiving notice or obtaining knowledge thereof, of:

(a)	the institution, threatening or contemplation of any Proceeding for any purpose; or

(b)	any order, ruling, or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation (including any of the Offered Securities and Common Shares) having been issued by any Securities Regulator or any other institution, threatening or contemplation of any proceedings for any such purpose;

3.1.11	deliver to the Purchasers copies of all correspondence and other written communications between the Corporation and the Securities Regulators relating to the Issuance and the Acquisition and its financing and will generally keep the Purchasers apprised of the progress and status of, including all favourable and adverse developments relating to, the Issuance and the Acquisition and its financing;

3.1.12	use the proceeds from the Issuance to partially fund the Acquisition [***] [Prohibited use of proceeds.]

***	denotes redacted information.

3.1.13	promptly respond in writing to requests from any Purchaser or any member of the BlackRock Group for the Corporation to consider the suitability from a Gaming Suitability Provisions perspective of a prospective transferee of all or part of its Preferred Shares, Common Shares, Warrants or any other securities of the Corporation convertible into, or entitling the holder to the delivery of, Common Shares, provided that (a) the Corporation shall determine such suitability acting reasonably and in good faith and shall issue the determination within 14 days following the receipt of such request and (b) the determination should remain in effect for as long as such transferee continues to hold the securities of the Corporation acquired as part of the contemplated transaction, unless and until such time (i) as there is a material adverse change to the factors involved in determining the suitability (from a gaming licensure perspective) of such transferee, as determined by the Board of Directors of the Corporation acting in good faith based on a written legal opinion from independent legal counsel, or (ii) as the transferee is expressly deemed by a relevant gaming regulator to be unsuitable and ineligible to own Common Shares of the Corporation;

3.1.14	maintain in effect and enforce policies and procedures designed to ensure compliance by the Corporation, its Subsidiaries and their affiliates and their respective directors, officers, employees and agents with any applicable Sanctions, Anti-Corruption Laws and Anti-Money Laundering Laws;

3.1.15	subject to compliance with applicable Canadian laws, not (and procure that none of the Corporation, its Subsidiaries or their affiliates will) (a) engage in any transaction that violates any of the applicable prohibitions under any applicable Sanctions or that would give rise to any violation of such prohibitions by any party to this Agreement or (b) engage in any transaction relating directly or indirectly to any Sanctioned Person, or relating directly or indirectly to business with persons in countries subject to United States, Canada, EU or United Kingdom economic sanctions;

3.1.16	not (and procure that none of its Subsidiaries or their affiliates will) obtain or allow to continue any direct or indirect interest in any Sanctioned Person;

3.1.17	(i) ensure that it will (and procure that all of its Subsidiaries and affiliates will) conduct its operations at all times in compliance with Anti-Money Laundering Laws and (ii) ensure that it will not (and procure that all of its Subsidiaries and affiliates will not), by act or omission, violate any Anti-Corruption Laws; and

3.1.18	[***] [Confidential – Relating to BlackRock and/or the Purchasers.]

***	denotes redacted information.

3.1.19	upon receipt of evidence satisfactory to the Corporation of the loss, theft, destruction or mutilation of any certificate representing the Warrants and, if requested by the Corporation, upon delivery of a bond of indemnity satisfactory to the Corporation, acting reasonably, (or, in the case of mutilation, upon surrender of relevant certificate), issue to the relevant holder of the Warrants a replacement certificate (containing the same terms and conditions as the relevant lost, stolen, destroyed or mutilated certificate); and

3.1.20	procure that the Target accedes to this Agreement as Indemnitor within five Business Days following the Closing Date.

3.2	Covenant of the Purchasers

Each Purchaser hereby separately (and for the avoidance of doubt, not “solidarily” within the meaning of the Civil Code of Québec) covenants that it shall on or before the Closing deliver to the Corporation the Voting Disenfranchisement Agreement.

3.3	Covenant of BlackRock

BlackRock shall as soon as reasonably practicable upon written request by the Corporation, which may be given once every year, provide the Corporation with a certificate confirming the total amount of Preferred Shares, Common Shares, Warrants or any other securities of the Corporation convertible into, or entitling the holder to the delivery of, any Common Shares held by BlackRock, the Purchasers or any other funds or accounts managed or advised by BlackRock, together with the identity of each holder thereof, to the extent BlackRock has control or direction over the securities of the Corporation held by such Purchasers, funds or accounts.

4.	REPRESENTATIONS AND WARRANTIES AND COVENANTS

4.1	Representations and Warranties of the Corporation

The Corporation represents and warrants to the Purchasers, and acknowledges that each of them is relying upon such representations and warranties, that (it being agreed that any representation and warranty made in respect of the Target and its subsidiaries is made to the Best of the Corporation’s Knowledge):

4.1.1	each of the Corporation and the Subsidiaries is validly subsisting under the laws of its governing jurisdiction, and has all requisite corporate power and authority to own, lease and operate its properties and assets and conduct its business as currently conducted and as currently proposed to be conducted;

4.1.2	the Corporation has all requisite corporate power and authority to enter into this Agreement and the Acquisition Agreement and carry out its obligations hereunder and thereunder and to authorize and issue the Offered Securities and, upon exchange of the Offered Preferred Shares or exercise of the Warrants, the Underlying Shares as fully paid and non-assessable Common Shares in the capital of the Corporation;

4.1.3	each of the Corporation and the Subsidiaries is current with all material filings required to be made under the laws of the jurisdictions in which it exists or carries on any material business and has all necessary licences, leases, permits, authorizations and other approvals necessary to permit it to conduct its business as it is currently conducted, except where the absence of such power and authority or failure to make any filing or obtain any license, lease, permit, authorization or other approval would not have a Material Adverse Effect, and all such licences, leases, permits, authorizations and other approvals are in full force and effect in accordance with their terms except where the failure to so maintain such licences, leases, permits, authorizations or other approvals would not have a Material Adverse Effect;

4.1.4	the authorized capital of the Corporation consists of an unlimited number of Common Shares and of 1,139,356 Preferred Shares of which, as of the close of business on July 30, 2014, 95,261,306 Common Shares were issued and outstanding as fully paid and non-assessable shares in the capital of the Corporation;

4.1.5	except as set forth in Schedule D attached hereto, no person has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of any securities of the Corporation from or by the Corporation and no rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any Common Shares, are outstanding;

4.1.6	no agreement is in force or effect which in any manner affects the voting or Control of any of the securities of the Corporation, except for the Voting Disenfranchisement Agreement to be entered into as of the Closing as well as the voting disenfranchisement agreement to be entered into with certain funds and/or accounts managed or advised by GSO;

4.1.7	the Corporation has no material subsidiaries other than the Material Subsidiaries and, from and after Closing, the Target Group Material Entities;

4.1.8

except as described in Schedule G and except for (i) 1,900,000 common shares of The Intertain Group Ltd. (“Intertain”); (ii) CDN$3,850,000 aggregate principal amount of 5.0% unsecured subordinate convertible debentures of Intertain maturing on December 31, 2018, which are convertible at the option of the holder into common shares of Intertain at a price of CDN$6.00 per common share; and (iii) 353,000 Intertain common share purchase warrants, with each whole warrant being exercisable by the holder for one Intertain common share at an exercise price of CDN$5.00 per share until December 31, 2015, the Corporation does not beneficially own, or exercise Control or direction over, 10% or more of the outstanding voting shares of any company other than its Subsidiaries and the Corporation beneficially owns, directly or indirectly all of the issued and outstanding shares in the capital of the Subsidiaries free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, all of such shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Corporation of any interest in any of such shares or for the issue of any unissued shares in the capital of the Subsidiaries or any other security convertible into or exchangeable for any such shares;

4.1.9	neither the Corporation nor any of the Subsidiaries is:

(a)	in breach or violation of any of the terms or provisions of, or in default under (whether after notice or lapse of time or both) any indenture, mortgage, deed of trust, loan agreement or other agreement (written or oral) or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, which breach or violation or the consequences thereof would, alone or in the aggregate, have a Material Adverse Effect; or

(b)	in violation of the provisions of (i) its articles, by-laws or resolutions or (ii) any statute (including the PATRIOT Act) or any order, rule or regulation of any court or governmental agency or body having jurisdiction over it or any of its properties, which (in the case of clause (ii) above) violation or the consequences thereof would, alone or in the aggregate, have a Material Adverse Effect;

4.1.10	the execution and delivery of this Agreement and the Acquisition Agreement and the performance of the transactions contemplated hereunder and thereunder, the Issuance and the issuance of the Offered Securities and the Underlying Shares does not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), any indenture, mortgage, deed of trust, loan agreement, lease or other agreement (written or oral) or instrument to which the Corporation or any of the Subsidiaries is a party or by which it is bound or to which any of its property or assets is subject, other than any breach or violation the consequences thereof which would, alone or in the aggregate, not have a Material Adverse Effect, nor will such action conflict with or result in any violation of (i) the provisions of the articles, by-laws or resolutions of the Corporation or (ii) any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over it or any of its properties which (in the case of clause (ii) above) violation or the consequences thereof, alone or in the aggregate, have a Material Adverse Effect;

4.1.11	other than as will have been obtained prior to the Closing Date and other than the approval of the shareholders of the Corporation required to be obtained at the Meeting, no consent, approval, authorization, order, registration or qualification of or with any Governmental Authority or body is required for execution and delivery of this Agreement or the Acquisition Agreement, or the consummation by the Corporation of the transactions contemplated herein or therein, or the issuance of the Offered Securities and the Underlying Shares;

4.1.12	the Offered Securities have been duly authorized and allotted for issuance and the Underlying Shares, when issued, will be validly issued as fully paid and non-assessable Common Shares in the capital of the Corporation, and the Offered Securities will have the attributes set out in this Agreement;

4.1.13	the definitive form of certificate representing the Underlying Shares complies in all material respects with the requirements of the TSX and such form and those representing the Warrants do not conflict with the constating documents of the Corporation or the laws of Québec;

4.1.14	the Corporation has not declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of its securities and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its securities or agreed to do so or otherwise effected any return of capital with respect to such securities within the last 12 months other than in connection with the purchases of Common Shares made in accordance with the Corporation’s normal course issuer bid;

4.1.15	the Corporation has not completed any “significant acquisition” (as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations) since December 31, 2013 and, other than the Acquisition, the Corporation is not contemplating any such “significant acquisition”;

4.1.16	there is not, in the constating documents of the Corporation or in any Material Agreement, mortgage, note, debenture, indenture or other instrument or document to which the Corporation or its Subsidiary is a party, any restriction upon or impediment to the declaration or payment of dividends on the Common Shares by the directors of the Corporation or the payment of dividends by a Subsidiary to its parent or the Corporation to the holders of its Common Shares, other than pursuant to the terms of: (i) the Cadillac Jack Credit Agreements, (ii) the supplemental debenture indenture dated February 7, 2013 between the Corporation and Computershare Trust Company of Canada; (iii) the subordinated debt agreement with Capital Régional et Coopératif Desjardins referenced in Schedule D hereto; and (iv) the Credit Facilities Documents;

4.1.17	the Corporation is not aware, based on its due diligence to date of the Target, including financial due diligence, of any fact or circumstance which would be likely to have a Material Adverse Effect following completion of the Acquisition;

4.1.18	the Acquisition Agreement as provided to the Purchasers is complete, true and accurate and has not been amended, terminated or rescinded;

4.1.19	the Preferred Shares Underwriting Agreement, the BlackRock Subscription Agreement and the Subscription Receipt Underwriting Agreement as provided to the Purchasers are complete, true and accurate and have not been amended, terminated or rescinded;

4.1.20	the Credit Facilities Documents as provided to the Purchasers are complete, true and accurate and have not been amended, terminated or rescinded;

4.1.21	as of the Closing Time, the representations and warranties of the Corporation in the Acquisition Agreement shall be true and correct except as would not have a Material Adverse Effect;

4.1.22	as of the date hereof, to the Best of the Corporation’s Knowledge, the representations and warranties of the sellers and the Target contained in the Acquisition Agreement are true and correct except as would not have a Material Adverse Effect;

4.1.23	the Corporation is not aware of any facts or circumstances that would cause it to believe that the Acquisition Agreement, the Preferred Shares Underwriting Agreement, the BlackRock Subscription Agreement, the Subscription Receipt Underwriting Agreement or the Credit Facilities Documents will be terminated;

4.1.24	there are no legal or governmental actions, proceedings or investigations pending or to the Best of the Corporation’s Knowledge, contemplated or threatened against the Corporation or the Subsidiaries, at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which: (i) would in any way have a Material Adverse Effect; or (ii) questions the issuance, sale or delivery of the Offered Securities and the Underlying Shares to be issued by the Corporation or the validity of any action taken or to be taken by the Corporation pursuant to or in connection with this Agreement or the Acquisition Agreement;

4.1.25	all necessary corporate action has been taken by the Corporation to authorize the execution, delivery and performance of this Agreement and the certificates, if any, representing the Offered Securities and the Underlying Shares;

4.1.26	none of the Corporation, the Subsidiaries nor any other party to any agreement or instrument is in material default in the observance or performance of any term or obligation to be performed by it under any such agreement or instrument to which either the Corporation or any of the Subsidiaries is a party and no event has occurred which with notice or lapse of time or both would constitute such a default on the part of the Corporation or the Subsidiaries, in any such case which default or event would have a Material Adverse Effect;

4.1.27	this Agreement and the Acquisition Agreement have each been duly and validly executed and delivered by the Corporation, each constitute a valid and binding obligation of the Corporation enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, and except as limited by the application of equitable principles when equitable remedies are sought and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, each may be limited by applicable law;

4.1.28	each of the Corporation and the Subsidiaries is the owner of its properties, business and assets or the interests in its properties, business or assets, and all agreements under which the Corporation or either of the Subsidiaries holds an interest in a property, business or asset are in good standing according to their terms except where the failure to be in such good standing does not and will not have a Material Adverse Effect;

4.1.29	the Corporation is a “reporting issuer”, not included in a list of defaulting reporting issuers maintained by the Securities Regulators of each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec and in particular, without limiting the foregoing, the Corporation has at all relevant times complied with its obligations to make timely disclosure of all material changes relating to it, no such disclosure has been made on a confidential basis that is still maintained on a confidential basis, and there is no material change relating to the Corporation which has occurred and with respect to which the requisite material change report has not been filed with a Securities Regulator in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario or Québec, except material change reports with respect to the Acquisition and financing thereof;

4.1.30	all forward-looking information and statements of the Corporation contained in the Corporation’s Information Record, including any forecasts and estimates, expressions of opinion, intention and expectation have been based on assumptions that are reasonable in the circumstances, and the Corporation has updated such forward-looking information and statements as required by and in compliance with the Applicable Securities Laws of the Jurisdictions;

4.1.31	the documents forming the Corporation’s Information Record complied in all material respects with Canadian Securities Laws at the time they were filed and such documents, and the statements set forth therein, were true and correct in all material respects and contained no misrepresentations at the time they were filed;

4.1.32	the Circular complies in all material respects with Canadian Securities Laws and as at the date of its filing it was true and correct in all material respects, contained no misrepresentations and did not omit any fact required to be stated in such document or necessary to make any statement in such document not misleading;

4.1.33	no securities commission, stock exchange or comparable authority has issued any order preventing or suspending the offer, sale or distribution of the Offered Securities or the Underlying Shares in the manner contemplated herein, nor instituted proceedings for that purpose and, to the Best of the Corporation’s Knowledge, no such proceedings are pending or contemplated;

4.1.34	neither the Corporation nor any of the Subsidiaries has received notice from any Governmental Authority of any jurisdiction in which it carries on a material part of its business, or owns or leases any material property, of any restriction on its ability to or of a requirement for it to qualify to, nor is it otherwise aware of any restriction on its ability to or of a requirement for it to qualify to, conduct its business as currently conducted or as currently contemplated to be conducted in the future in such jurisdiction, except that would not result in a Material Adverse Effect;

4.1.35	the Transfer Agent, at its principal offices in the city of Montréal, Québec, has been duly appointed as registrar and transfer agent for the Common Shares and the Preferred Shares;

4.1.36	since December 31, 2013, other than as disclosed in the Corporation’s Information Record:

(a)	there has not been any adverse material change or change in material fact (actual, proposed, threatened or contemplated) in the business, affairs, operations, business prospects, assets, liabilities or obligations, contingent or otherwise, or capital of the Corporation or the Subsidiaries;

(b)	there has not been any adverse material change in the consolidated financial position of the Corporation; and

(c)	there has been no material transaction entered into by the Corporation or the Subsidiaries, other than those in the ordinary course of business;

4.1.37	the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that:

(a)	transactions are executed in accordance with management’s general or specific authorizations;

(b)	transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles or IFRS, as the case may be, and to maintain asset accountability; and

(c)	the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

4.1.38	the Financial Statements:

(a)	have been prepared in accordance with IFRS applied on a basis consistent with those of preceding fiscal periods;

(b)	present fully, fairly and correctly, in all material respects, the assets, liabilities and financial condition of the Corporation and the results of its operations and the changes in its financial position for the periods then ended;

(c)	are in accordance with the books and records of the Corporation;

(d)	contain and reflect all necessary material adjustments for a fair presentation of the results of operations and the financial condition of the business of the Corporation for the periods covered thereby; and

(e)	contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation;

4.1.39	the auditor of the Corporation who audited the most recent annual financial statements of the Corporation, and who provided its audit report thereon, is an “independent public accountant” as required under Canadian Securities Laws;

4.1.40	there has never been a reportable event or disagreement (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between the Corporation and its present or former auditors;

4.1.41	there are no material off-balance sheet transactions, arrangements or obligations (including contingent obligations) of the Corporation or its Subsidiaries with unconsolidated entities or other persons;

4.1.42	to the Best of the Corporation’s Knowledge, the financial information of the Target disclosed to the public by the Corporation is consistent with the Target Financial Statements;

4.1.43	the Acquisition Pro Forma Financial Statements have been prepared in conformity with IFRS, applied on a consistent basis, have been prepared and presented in accordance with Applicable Securities Laws of the Jurisdictions, and include all adjustments necessary to present fairly, accurately and completely the consolidated financial position and condition of the Corporation (following completion of the Acquisition) (for the information relating to the Target, to the Best of the Corporation’s Knowledge) and the assumptions contained in such Acquisition Pro Forma Financial Statements are suitable, supported and consistent with the consolidated financial results of the Corporation and the Target;

4.1.44	to the Best of the Corporation’s Knowledge, the Target Financial Statements, including the notes thereto, present fairly in all material respects and in accordance with IFRS consistently applied throughout the periods covered thereby the consolidated financial position of the Target and its consolidated subsidiaries, as at such date and for the periods referred to therein;

4.1.45	to the Best of the Corporation’s Knowledge, the unaudited consolidated balance sheet of the Target and its consolidated subsidiaries dated March 31, 2014, and the related consolidated statements of income, shareholders’ equity and cash flows for the fiscal quarter ended on that date, fairly present in all material respects and in accordance with IFRS the financial condition of the Target and its consolidated subsidiaries as of the date thereof and their results of operations, cash flows and changes in shareholders’ equity for the period covered thereby, subject to the absence of footnotes and to normal year-end audit adjustments;

4.1.46	the Corporation, its Subsidiaries and their affiliates are in compliance in all respects with all Gaming Laws and Data Privacy Laws that are applicable to them and their businesses, except where a failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

4.1.47	each of the Corporation and the Subsidiaries has filed all federal, provincial, state, local and foreign Tax returns that are required to be filed or have requested extensions thereof (except in any case in which the failure to so file would not have a Material Adverse Effect) and has paid all Taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith or where the failure to so pay would not have a Material Adverse Effect;

4.1.48	each of the Corporation and the Subsidiaries has established on its books and records reserves that are adequate for the payment of all Taxes not yet due and payable and, to the Best of the Corporation’s Knowledge, there are no liens for Taxes on the assets of the Corporation or the Subsidiaries and there are no audits known by the Corporation’s management to be pending on the Tax returns of the Corporation or the Subsidiaries (whether federal, state, provincial, local or foreign) and there are no claims which have been asserted relating to any such Tax returns, which audits and claims, if determined adversely, would result in the assertion by any Governmental Authority of any deficiency that would have a Material Adverse Effect;

4.1.49	no domestic or foreign Governmental Authority has asserted or, to the Best of the Corporation’s Knowledge, threatened to assert any assessment, claim or liability for Taxes due or to become due in connection with any review or examination of the Tax returns of the Corporation or the Subsidiaries (including, without limitation, any predecessor companies) filed over the last three years which would have a Material Adverse Effect;

4.1.50

the minute books and records of the Corporation, copies of which were made available to counsel for the Purchasers in connection with its due diligence investigations of the Corporation, for the periods from the date of incorporation of the Corporation to the date of examination thereof are all of the minute books and records of the Corporation and contain copies of all proceedings of the shareholders, the boards of directors and all committees of the boards of directors of the Corporation to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, board of directors or any committees of the boards of directors of the Corporation to the date of review of such corporate records and minute books not reflected in such minute books and other records;

4.1.51	except as disclosed in the Corporation’s Information Record, the Corporation does not own, directly or indirectly, or exercise Control or direction over, and has not agreed to acquire outstanding securities of any other Corporation or options to acquire securities of any other Corporation, other than marketable securities held in the ordinary course of business, or a participating interest in any partnership, joint venture or other business enterprise;

4.1.52	(i) all information which has been prepared by the Corporation relating to the Corporation, the Target and their respective Subsidiaries and their respective business, property and liabilities and provided to the Purchasers in connection with the Issuance, including all financial, marketing, sales and operational information provided to the Purchasers is, as of the date of such information, true and correct in all material respects, does not contain any untrue statement of a material fact and no fact or facts have been omitted therefrom which would make such information materially misleading and (ii) the Projections and estimates and information of a general economic nature prepared by or on behalf of Corporation or any of its representatives and that have been made available to BlackRock or any of the Purchasers in connection with the Transactions or the other transactions contemplated hereby (a) have been prepared in good faith based upon assumptions believed by the Corporation to be reasonable as of the date thereof (it being understood that actual results may vary materially from the Projections), as of the date such Projections and estimates were furnished to the Purchasers and as of the Closing Date, and (b) as of the Closing Date, have not been modified in any material respect by the Corporation;

4.1.53	except as contemplated hereby or as otherwise agreed to between the Corporation and the Purchasers, there is no person acting or purporting to act at the request of the Corporation as agent, co-agent or arranger, or who is entitled to any compensation or brokerage or agency fee in connection with the issuance of the Offered Securities contemplated herein;

4.1.54	the Corporation is not aware of any legislation, or proposed legislation (published by a legislative body), which would have a Material Adverse Effect;

4.1.55	each of the Corporation and the Subsidiaries is in compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where such non-compliance would not have a Material Adverse Effect;

4.1.56	neither the Corporation nor its Subsidiaries, nor, to the Best of the Corporation’s Knowledge, any of their respective employees has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, United States or provincial or state governmental officer or official or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws and that would not be expected to have a Material Adverse Effect;

4.1.57	neither the Corporation nor the Subsidiaries has any liabilities, direct or indirect, contingent or otherwise, which materially adversely affects the Corporation or the Subsidiaries, on a consolidated basis, or would reasonably be expected to have a Material Adverse Effect;

4.1.58	neither the Corporation nor the Subsidiaries, nor to the Best of the Corporation’s Knowledge, information and belief, any other person, is in default in any material respect in the observance or performance of any term, covenant or obligation to be performed by the Corporation or the Subsidiaries or such other person, as applicable, under any Debt Instrument or Material Agreement which could have a Material Adverse Effect, and all such Debt Instruments and Material Agreements are in good standing, and no event has occurred which with notice or lapse of time or both would constitute such a default thereunder by the Corporation, the Subsidiaries or, to the Best of the Corporation’s Knowledge, information and belief, any other party;

4.1.59	except as disclosed in the Corporation’s Information Record, the Corporation does not have any loans or other indebtedness outstanding, outside the normal course of business, which has been made to any of their respective shareholders, officers, directors or employees, past or present, or any person not dealing at arm’s length with them;

4.1.60	except as disclosed in the Corporation’s Information Record, none of the directors, officers or employees of the Corporation, any known holder of more than 10% of any class of securities of the Corporation, or any known associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Corporation;

4.1.61	with respect to the premises which the Corporation occupies as tenant, the Corporation occupies such leased premises and has the exclusive right to occupy and use the leased premises and the leases pursuant to which the Corporation occupies the leased premises are in good standing in all material respects and in full force and effect;

4.1.62

each of the Corporation and the Subsidiaries is insured against such losses and risks and in such amount as are customary in the business in which it is engaged. All policies of insurance insuring the Corporation, the Subsidiaries or any of their respective businesses, assets, employees, officers and directors are in full force and effect, and the Corporation and the Subsidiaries are in compliance with the terms of such policies in all material respects. There are no material claims by the Corporation or the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause and that would result in a Material Adverse Effect;

4.1.63	each of the Corporation and the Subsidiaries, in all material respects:

(a)	is in compliance with any and all applicable federal, provincial and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”);

(b)	has received all permits, licenses or other approvals required under applicable Environmental Laws to conduct its business; and

(c)	is in compliance with all terms and conditions of any such permit, license or approval, and there have been no past, and there are no pending or, to the Best of the Corporation’s Knowledge, threatened claims, complaints, notices or requests for information received by the Corporation or the Subsidiaries with respect to any alleged material violation of any Environmental Law and no conditions exist which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law, except in each case other than those that would not have a Material Adverse Effect;

4.1.64

the Corporation owns, or has obtained valid and enforceable licences for, or other rights to use, all Intellectual Property, and such Intellectual Property is sufficient to conduct its business as currently conducted (including the commercialization of the Corporation’s solutions). To the Best of the Corporation’s Knowledge the Corporation’s Intellectual Property will, after completion of the Acquisition, be sufficient to conduct its business as currently contemplated. To the Best of the Corporation’s Knowledge, no third parties have rights to any Intellectual Property, except for the ownership rights of the owners of the Intellectual Property which is licensed to the Corporation or which the Corporation has the right to use. To the Best of the Corporation’s Knowledge, there is no infringement by third parties of any Intellectual Property. There is no pending or, to the Best of the Corporation’s Knowledge, threatened action, suit, proceeding or claim by others challenging the Corporation’s rights in or to any Intellectual Property which would have a Material Adverse Effect, and the Corporation is unaware of any facts which form a reasonable basis for any such claim. There is no pending or, to the Best of the Corporation’s Knowledge, threatened action, suit, proceeding or claim by others challenging the validity or enforceability of any Intellectual Property, and the Corporation is unaware of any finding of unenforceability or invalidity of the Intellectual Property. There is no pending or, to the Best of the Corporation’s Knowledge, threatened action, suit, proceeding or claim by others that the Corporation infringes or otherwise violates (or would infringe or otherwise violate upon commercialization of the Corporation’s products or product candidates) any patent, trademark, copyright, trade secret or other proprietary industrial or intellectual rights of others which would result in a Material Adverse Effect. To the Best of the Corporation’s Knowledge, there is no patent or patent application by others that contains claims that interfere with the issued or pending claims of any of the Intellectual Property;

4.1.65	all employees of, and consultants to, the Corporation have entered into proprietary rights or similar agreements with the Corporation in respect of the Intellectual Property pursuant to which such employees and consultants have assigned and agreed to assign at the request of the Corporation all rights, title and interest they may have in the Intellectual Property, and, to the Best of the Corporation’s Knowledge, no employee of, or consultant to, the Corporation is in violation thereof;

4.1.66	all persons having access to or knowledge of the Intellectual Property or any information of a confidential nature that is necessary or required or otherwise used for or in connection with the conduct or operation or proposed conduct or operation of the Corporation’s business have entered into non-disclosure agreements with the Corporation and, to the Best of the Corporation’s Knowledge, there has been no breach of any such agreement, except where such breaches would not have a Material Adverse Effect. To the Best of the Corporation’s Knowledge, the employment or engagement by the Corporation of such persons does not violate any non-disclosure or non-competition agreement between such person and a third party;

4.1.67	none of the marketing, licence, distribution, sale or use of any product or service currently marketed, licensed, distributed, sold or used by the Corporation violates any license or agreement of the Corporation with any person, which violation or the consequences thereof would alone or in the aggregate have a Material Adverse Effect or, to the Best of the Corporation’s Knowledge, infringes upon the industrial or intellectual property rights of any other person, whether common law or statutory, including rights relating to defamation, rights of privacy or publicity and contractual rights;

4.1.68	the Corporation is not currently pursuing any material litigation against any person for any infringement, misappropriation or misuse of the Intellectual Property;

4.1.69	each of the Corporation and its Subsidiaries (or parties under contractual obligation to the Corporation) holds all licences, certificates, approvals and permits from all provincial, federal, tribal, state, United States, foreign and other regulatory authorities, including but not limited to any gaming commission, independent testing laboratory or federally recognized tribe and any foreign regulatory authorities performing functions similar to those performed by such gaming commissions, independent testing laboratories or federally recognized tribe, that are material to the conduct of the business of the Corporation as currently conducted, all of which are valid and in full force and effect, and there is no proceeding pending or threatened which may cause any such licences, certificates, approvals or permits to be withdrawn, cancelled, suspended or not renewed;

4.1.70	neither the Corporation nor any of its Material Subsidiaries, are in violation of any law, order, rule, regulation, writ, injunction or decree of any court or governmental agency or body applicable to the manufacturing, distribution or sale of gaming solutions which would have a Material Adverse Effect;

4.1.71	there are no outstanding claims, actions, suits, litigation, arbitration, investigations or proceedings, whether or not purportedly on behalf of the Corporation or the Subsidiaries, or proposed or threatened in writing against the Corporation or the Subsidiaries which, if determined adversely to the Corporation or the Subsidiaries would have a Material Adverse Effect or which may restrict or prohibit the ability of the Corporation to perform its obligations hereunder;

4.1.72	the Corporation has not, directly or indirectly:

(a)	made or authorized any contribution, payment or gift of funds or property to any official, employee, agents or family members of any governmental agency, authority or instrumentality of any jurisdiction; or

(b)	made any contribution to any candidate for public office, in either case where either the payment or the purpose of such contribution, payment or gift was, is or would be prohibited under the Canada Corruption of Foreign Public Officials Act (Canada), the Criminal Code (Canada), or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to the Corporation and its operations, and has instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation;

4.1.73	the issued and outstanding Common Shares are listed and posted for trading on the TSX, the Corporation is in compliance in all material respects with the by-laws, rules and regulations of the TSX and the TSX has conditionally approved the listing of the Underlying Shares on the TSX upon their issuance;

4.1.74	(a) none of the Corporation, its Subsidiaries or their affiliates and none of their respective officers, directors, nor to the Best of the Corporation’s Knowledge, agents of the Corporation, such Subsidiary or such affiliate has violated or is in violation of any applicable Anti-Money Laundering Law, (b) no action, suit, or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation, any of its Subsidiaries, any of their affiliates and any of their respective officers, directors, nor to the Best of the Corporation’s Knowledge, brokers or agents of the Corporation, any of its Subsidiaries or affiliates with respect to any applicable Anti-Money Laundering Law is pending and to the Best of the Corporation’s Knowledge no such actions, suits or proceedings are threatened or contemplated;

4.1.75	(a) the Corporation has implemented and maintains in effect policies and procedures designed to ensure compliance by the Corporation, its Subsidiaries and their affiliates and their respective directors, officers, employees and agents with Anti-Corruption Laws and, subject to compliance with applicable Canadian laws, applicable Sanctions, and, subject to compliance with applicable Canadian laws, the Corporation, its Subsidiaries, their affiliates and their respective officers, directors, employees and agents and, to the Best of the Corporation’s Knowledge, their respective agents, are in compliance with Anti-Corruption Laws and applicable Sanctions in all material respects and are not knowingly engaged in any activity that would reasonably be expected to result in the Corporation, its Subsidiaries or their affiliates being designated as a Sanctioned Person, (b) none of the Corporation, its Subsidiaries, their affiliates or any of their respective directors, officers or employees, or, to the Best of the Corporation’s Knowledge any agent of the Corporation, its Subsidiaries or their affiliates, (i) is in violation of any Sanctions or is subject to any pending enquiry, investigation or enforcement action in connection therewith, (ii) is a Sanctioned Person, (iii) is involved in any transaction, directly or indirectly, relating to or with entities located in countries subject to applicable United States, Canada, EU, or United Kingdom economic sanctions, or (iv) deals in any property or interest in property blocked pursuant to any Sanctions, and (c) none of the transactions contemplated by this Agreement or use of proceeds from the issuance of the Offered Securities will violate Anti-Corruption Laws or applicable Sanctions;

4.1.76	neither the Corporation nor any of its Subsidiaries is an “investment company” as defined in, or subject to regulation under, the U.S. Investment Company Act of 1940, as amended;

4.1.77	since December 31, 2013, there has been no event or circumstance that has had or would reasonably be expected to have a Material Adverse Effect; and

4.1.78

(x) immediately following the consummation of the Transactions and immediately following (i) the making of each Loan (as defined in the First Lien Credit Agreement and Second Lien Credit Agreement), the completion of the Common Equity Capital Raise and the Preferred Shares Capital Raise on the date hereof and (ii) after giving effect to the application of the proceeds of each Loan, the Common Equity Capital Raise and the Preferred Shares Capital Raise on the date hereof, ( assuming that indebtedness and other obligations will become due at their respective maturities) (a) the present fair saleable value of the assets of the Corporation and its Subsidiaries (in each case, individually and on a consolidated basis with its respective subsidiaries) at a fair valuation will exceed its debts and liabilities, direct, subordinated, contingent or otherwise as such debt and liabilities become absolute and matured; (b) each of the Corporation and its Subsidiaries (in each case, individually and on a consolidated basis with its respective subsidiaries) will be able to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (c) each of the Corporation and its Subsidiaries (in each case, individually and on a consolidated basis with its respective subsidiaries) will not have unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted following the Closing Date; and (y) as of the Closing Date, none of the Corporation or its Subsidiaries intends to, or believes that it will, incur debts beyond its ability to pay such debts as they mature, taking into account the timing and amounts of cash to be received by it and the timing and amounts of cash to be payable on or in respect of its debts or the debts of any such Subsidiary.

4.2	Representations, Warranties and Covenants of the Purchasers

Each Purchaser hereby represents and warrants to and, as applicable, covenants with, separately (and for the avoidance of doubt, not “solidarily” within the meaning of the Civil Code of Québec) the Corporation as of the Closing Date, and acknowledges that the Corporation is relying upon such representations and warranties and covenants, that:

4.2.1	it is acquiring the Offered Securities for its own account as principal, for investment and not with a view to any distribution thereof within the meaning of the U.S. Securities Act, other than distributions pursuant to effective registration statements under the U.S. Securities Act or pursuant to applicable exemptions from registration under the U.S. Securities Act and in compliance with applicable state laws;

4.2.2	it understands and acknowledges that the Offered Securities have not been and will not be registered under the U.S. Securities Act or any other applicable securities law and may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the U.S. Securities Act and any other applicable securities law or pursuant to an exemption therefrom;

4.2.3	it is either (as indicated beside such Purchaser’s name in Schedule A hereto):

(a)	an Institutional Accredited Investor; or

(b)	a Qualified Institutional Buyer; or

(c)	not a “U.S. person” (as defined in Regulation S under the U.S. Securities Act) and is purchasing the securities in an offshore transaction in accordance with Regulation S;

4.2.4	it is purchasing the Offered Securities for its own account, or for one or more investor accounts for which it is acting as a fiduciary or agent, in each case for investment, and not with a view to, or for offer or sale in connection with, any distribution thereof in violation of the U.S. Securities Act, subject to any requirement of law that the disposition of its property or the property of such investor account or accounts be at all times within its or their control;

4.2.5	it is not acquiring the Offered Securities as a result of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D or a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act;

4.2.6	it is not acquiring the Offered Securities as a result of any directed selling efforts within the meaning of Regulation S with respect to the securities in connection with the offer and sale of the Offered Securities outside the United States in accordance with Regulation S;

4.2.7	it understands, agrees and acknowledges that (i) it is possible that no public market will exist for the Offered Securities (including the Underlying Shares), (ii) it has had the opportunity to ask questions of, and receive answers and request additional information from, the Corporation and is aware that it may be required to bear the economic risk of an investment in the Offered Securities, (iii) it has been furnished with or has had access to the information it has requested from the Corporation and has had an opportunity to discuss with the management of the Corporation the business and financial affairs of the Corporation and its Subsidiaries, (iv) it has the ability to bear the economic risk of its investment in the Offered Securities, has adequate means of providing for its current and contingent needs, has no need for liquidity with respect to its investment in the Offered Securities and is able to sustain a complete loss of its investment in the Offered Securities and (v) it has generally such knowledge and experience in business and financial matters and with respect to investments in securities so as to enable it to understand and evaluate the risks of such investment and form an investment decision with respect thereto;

4.2.8	the Purchaser (i) is purchasing the Offered Securities as principal for its own account and not for the benefit of any other person or is deemed to be purchasing as principal pursuant to NI 45-106, (ii) is an “accredited investor” within the meaning of NI 45-106 on the basis that the Purchaser falls within the category of an “accredited investor” listed under clause (u) of Schedule K hereto and (iii) was not created or is not used solely to purchase or hold securities as an accredited investor

4.2.9	the Purchaser acknowledges that neither the Corporation nor any of its Subsidiaries has made any written or oral representations to the Purchaser or to BlackRock:

(i)	that any person will resell or repurchase the Offered Securities or the Underlying Shares;

(ii)	that any person will refund all or any part of the subscription amount for the Offered Securities; or

(iii)	as to the future price or value of the Offered Securities of the Underlying Shares;

4.2.10	each Purchaser that is a Qualified Institutional Buyer or an Institutional Accredited Investor in the United States acknowledges that the Offered Securities being offered and sold to it are “restricted securities” within the meaning of Rule 144(a)(3) of the U.S. Securities Act and agrees that if it decides to offer, sell or otherwise transfer the Offered Securities (and the Underlying Shares or Preferred Shares), such securities may be offered, sold or otherwise transferred only (i) to the Corporation, (ii) in the United States pursuant to a registration statement, (iii) outside the United States in compliance with Rule 904 of Regulation S under the U.S. Securities Act or (iv) pursuant to another exemption from registration under the U.S. Securities Act;

4.2.11	there may be material Tax consequences to the Purchaser of an acquisition of the Offered Securities or the Underlying Shares, and the Corporation gives no opinion and makes no representation with respect to the Tax consequences to the Purchaser under United States, local or foreign Tax law of an acquisition, conversion or disposition of such Offered Securities or Underlying Shares;

4.2.12	the Purchaser understands and acknowledges that the Corporation (i) is not obligated to remain a “foreign issuer” (as defined in Regulation S under the U.S. Securities Act), (ii) may not, at the time the Offered Securities are resold by the Purchaser or at any other time, be a foreign issuer, and (iii) may engage in one or more transactions that could cause the Corporation not to be a foreign issuer;

4.2.13	it has its registered office in the jurisdiction set out on Schedule A hereto and intends that the Applicable Securities Laws of that jurisdiction govern the Purchaser’s subscription, excluding the contractual terms of the subscription as set out in this Agreement. Such address is the place of business of the Purchaser at which the Purchaser received and accepted the offer to acquire the Offered Securities, and was not created and is not used solely for the purpose of acquiring the Offered Securities and the Purchaser was solicited to purchase in only such jurisdiction;

4.2.14	if the Purchaser is not a person resident in Canada, the subscription for the Offered Securities by the Purchaser is being made pursuant to exemptions under, and does not contravene any of the, applicable securities legislation in the jurisdiction in which the Purchaser resides or the laws of which the Purchaser is otherwise subject to in connection with this subscription, and does not give rise to any obligation of the Corporation to prepare and file a prospectus, offering memorandum or similar document or to register or qualify the distribution of the Offered Securities or to be registered with or to file any report or notice with any governmental or regulatory authority or to otherwise comply with any continuous disclosure obligations under the applicable securities legislation of such jurisdiction;

4.2.15	it acknowledges that it will not invoke any remedy it may have against the Corporation under securities laws or regulations of any jurisdiction (other than Canada or the United States or any political subdivision thereof);

4.2.16	it has properly completed, executed and delivered to the Corporation this Agreement and its representations, warranties, covenants and information regarding itself contained herein are true and correct as of the date hereof and will be true and correct as of the Closing Time;

4.2.17	the execution and delivery of this Agreement, the performance and compliance with the terms hereof, the subscription for the Offered Securities and the completion of the transactions described herein by the Purchaser will not result in any material breach of, or be in conflict with or constitute a material default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a material default under any term or provision of the constating documents, by-laws or resolutions of the Purchaser, if applicable, the Applicable Securities Laws or any other laws applicable to the Purchaser, any agreement to which the Purchaser is a party, or any judgment, decree, order, statute, rule or regulation applicable to the Purchaser;

4.2.18	this Agreement has been duly authorized, executed and delivered by, and constitutes a legal, valid and binding agreement of, the Purchaser. This Agreement is enforceable in accordance with its terms against the Purchaser, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, and except as limited by the application of equitable principles when equitable remedies are sought and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, each may be limited by applicable law;

4.2.19	except as contemplated herein, the Purchaser has not granted to any person any right to any brokerage or finder’s fee to be payable by the Corporation or any of its Subsidiaries in connection with the Transaction;

4.2.20	if the Purchaser is:

(a)	a corporation, the Purchaser is duly incorporated and is validly existing under the laws of its jurisdiction of incorporation and has all requisite legal and corporate power and authority to execute and deliver this Agreement, to subscribe for the Offered Securities as contemplated herein and to carry out and perform its obligations under the terms of this Agreement and the individual signing this Agreement has been duly authorized to execute and deliver this Agreement; or

(b)	a partnership, syndicate or other form of unincorporated organization, the Purchaser has the necessary legal capacity and authority to execute and deliver this Agreement and to observe and perform its covenants and obligations hereunder and has obtained all necessary approvals in respect thereof and the individual signing this Agreement has been duly authorized to execute and deliver this Agreement;

4.2.21	if required by Applicable Securities Laws or the Corporation, the Purchaser will execute, deliver and file or assist the Corporation in filing such reports, undertakings and other documents with respect to the issue of the Offered Securities (and the Underlying Securities) as may be required by any securities commission, stock exchange or other regulatory authority;

4.2.22	it has not received or been provided with a prospectus or offering memorandum (within the meaning of the Applicable Securities Laws) in connection with the Issuance;

4.2.23	the funds representing the subscription amount for the Offered Securities which will be advanced by the Purchaser to the Corporation hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLTFA”) and the Purchaser acknowledges that the Corporation may in the future be required by law to disclose the Purchaser’s name and other information relating to this Agreement and the Purchaser’s subscription hereunder, on a confidential basis, pursuant to the PCMLTFA. To the best of its knowledge (a) none of the subscription funds to be provided by the Purchaser (i) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States, the United Kingdom, a member state of the European Union or its jurisdiction of incorporation or (ii) are being tendered on behalf of a person or entity who has not been identified to the Purchaser, and (b) the Purchaser shall promptly notify the Corporation if the Purchaser discovers that any of such representations ceases to be true, and to provide the Corporation with appropriate information in connection therewith;

4.2.24	it acknowledges that this Agreement and the schedules hereto require the Purchaser to provide certain personal information to the Corporation. Such information is being collected by the Corporation for the purposes of completing the Issuance, which includes, without limitation, determining the Purchaser’s eligibility to purchase the Offered Securities under Canadian Securities Laws and other applicable securities laws, preparing and issuing the non-certificated book positions or certificates representing the Offered Securities to be issued to the Purchaser and completing filings required by the TSX and any other stock exchange or securities regulatory authority. The Purchaser’s personal information may be disclosed by the Corporation to: (a) stock exchanges or securities regulatory authorities, (b) to the extent required by applicable laws, the Canada Revenue Agency, and (c) any of the other parties involved in the Issuance, including legal counsel and may be included in record books in connection with the Issuance. By executing this Agreement, the Purchaser is deemed to be consenting to the foregoing collection, use and disclosure of the Purchaser’s personal information. The Purchaser also consents to the filing of copies or originals of any of the Purchaser’s documents described herein as may be required to be filed with the TSX and any other stock exchange or securities regulatory authority in connection with the transactions contemplated hereby;

4.2.25

the information provided by the Purchaser in Schedule A hereto identifying the name, address and telephone number of the Purchaser, the number of Offered Securities being purchased hereunder and the total subscription price as well as the

Closing Date and the exemption that the Purchaser is relying on in purchasing the Offered Securities will be disclosed to the securities commissions of the applicable selling jurisdictions including the Ontario Securities Commission, and such information is being indirectly collected by the Ontario Securities Commission under the authority granted to it under Applicable Securities Laws. This information is being collected for the purposes of the administration and enforcement of the Applicable Securities Laws of Ontario and the other selling jurisdictions. The Purchaser hereby authorizes the indirect collection of such information by the Ontario Securities Commission. In the event the Purchaser has any questions with respect to the indirect collection of such information by the Ontario Securities Commission, the Purchaser should contact the Ontario Securities Commission, Administrative Support Clerk, at (416) 593-3684 or by facsimile at (416) 593-8122 or in person or writing at Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8; and

4.2.26	on June 12, 2014 and on the Closing Date (immediately prior to the Closing), the Purchaser did not own directly or indirectly, or exercise control or direction over, any Common Shares of the Corporation or any securities convertible into or exercisable or exchangeable for Common Shares of the Corporation.

5.	CLOSING

5.1	Closing deliveries

The purchase and sale of the Offered Securities shall be completed, and the Fee and the Purchasers’ Expenses shall be paid, in accordance with the terms of the Flow of Funds Closing Agreement.

5.2	Closing Conditions

Each Purchaser’s obligation to purchase the Offered Preferred Shares at the Closing Time shall be conditional upon the fulfilment at or before the Closing Time of the following conditions (it being understood that the Purchasers may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of the following terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Purchasers any such waiver or extension must be in writing and signed by each of them):

5.2.1	the Purchasers and BlackRock shall have received a certificate, dated as of the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of the Corporation, or such other officers of the Corporation as the Purchasers may agree, certifying for and on behalf of the Corporation, to the best of their knowledge, information and belief, that:

(a)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation (including the Common Shares in the capital of the Corporation) has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any regulatory authority;

(b)	the Corporation has duly complied with all the terms, covenants and conditions of this Agreement on its part to be complied with up to the Closing Time;

(c)	since the date of the Acquisition Agreement, there has not been any Target Material Adverse Effect;

(d)	the conditions in Schedule 3, Part 2.1 of the Acquisition Agreement (but only with respect to representations and warranties that are material in the interests of the Purchasers and only to the extent that the Corporation, its Subsidiaries or their affiliates have the right to terminate Corporation’s, its Subsidiaries or their affiliates obligations under the Acquisition Agreement or decline to consummate the Acquisition as a result of a breach of such representations in the Acquisition Agreement) have been satisfied, and (ii) the Specified Representations are true and correct in all material respects as of the Closing Date;

(e)	immediately after giving effect to the Transactions, the Corporation will be in compliance with clause 8(a)(i) of the Preferred Share Terms, no more than U.S.$50 million shall have been drawn under the Revolving Credit Facility as of the Closing Date and the Corporation shall have liquidity available to it (comprised of the undrawn committed revolving availability under the Revolving Credit Facility and cash-on-hand) of at least U.S.$75 million; and

(f)	none of the documents filed with the Securities Regulators forming the Corporation’s Information Record contained a misrepresentation as at the time the relevant document was filed that has not since been corrected, and each such statement shall be true;

5.2.2	the Purchasers and BlackRock shall have received at the Closing Time certificates dated the Closing Date, signed by appropriate officers of the Corporation addressed to the Purchasers and their counsel, with respect to the articles and by-laws of the Corporation, all resolutions of the Corporation’s board of directors relating to the Issuance, this Agreement and the transactions contemplated hereby, the incumbency and specimen signatures of signing officers and such other matters as the Purchasers may reasonably request;

5.2.3	the Purchasers and BlackRock shall have received at the Closing Time, evidence that all requisite approvals, consents and acceptances of the appropriate regulatory authorities and the TSX required to be made or obtained by the Corporation in order to complete the Issuance have been made or obtained and the Issuance shall have been conditionally accepted by the TSX;

5.2.4	this Agreement and the Acquisition Agreement shall have been executed and delivered by the parties thereto in form and substance satisfactory to the Purchasers and their counsel, acting reasonably;

5.2.5	substantially concurrently with the Issuance and the issuance of the Warrants as contemplated by this Agreement, the Acquisition shall be consummated in accordance with the terms of the Acquisition Agreement (without giving effect to any amendments, waivers or consents by the Corporation that are materially adverse to the interests of the Purchasers without the consent of the Purchasers, such consent not to be unreasonably withheld, delayed or conditioned; provided that it is understood and agreed that any amendment, waiver, or consent in respect of Section 1.1 of Schedule 3 of the Acquisition Agreement shall be deemed materially adverse to the interests of the Purchasers).

5.2.6	the Purchasers and BlackRock shall have received favourable legal opinions addressed to the Purchasers and BlackRock, in form and substance satisfactory to the Purchasers’ counsel acting reasonably, dated the Closing Date, from Osler, Hoskin & Harcourt LLP and from Greenberg Traurig LLP, Canadian and US counsel for the Corporation respectively, and where appropriate, counsel in the other appropriate jurisdiction, which counsel in turn may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Corporation, with respect to the matters described in Schedule F hereto;

5.2.7	the Purchasers and BlackRock shall have received certificates of status or similar certificates with respect to the jurisdiction in which the Corporation and each Material Subsidiary is incorporated;

5.2.8	the Corporation will cause the Transfer Agent to deliver a confirmation as to the issued and outstanding Common Shares;

5.2.9	all consents, approvals, permits, authorizations or filings as may be required under Canadian Securities Laws necessary for the execution and delivery of this Agreement and the Acquisition Agreement, the issuance and sale of the Offered Securities and the Underlying Shares and the consummation of the transactions contemplated hereby and thereby have been made or obtained, as applicable;

5.2.10	the Purchasers and BlackRock shall have received favourable legal opinions addressed to the Purchasers and BlackRock in form and substance satisfactory to the Purchasers’ counsel acting reasonably, dated the Closing Date, regarding the Material Subsidiaries in connection with: (i) the incorporation and existence under the laws of their jurisdiction of incorporation; (ii) as to the authorized and issued share capital and the holders of the issued and outstanding shares; and (iii) the requisite corporate power under the laws of their jurisdiction of incorporation to carry on their businesses as presently carried on and to own their properties and assets;

5.2.11	the Refinancing shall have been consummated prior to, or shall be consummated concurrently with, completion of the Issuance;

5.2.12	since the date of the Acquisition Agreement, there shall not have been any Target Material Adverse Effect;

5.2.13	the Corporation shall have received all shareholder approvals as may be required in connection with the Transactions, including without limitation the issuance of the Offered Securities and all consideration to be paid or delivered to the Purchasers in connection with the Transactions;

5.2.14	the Corporation or its Subsidiaries shall not have completed any acquisition (other than the Acquisition) that would not individually or in the aggregate have constituted a “Permitted Acquisition” within the meaning of the Preferred Share Terms;

5.2.15	[***] [Negative covenant.] the individuals holding key management positions in the Corporation and the Target after giving effect to the Acquisition shall be reasonably satisfactory to the Purchasers; provided, however, that the individuals holding key management positions in the Corporation and its Subsidiaries and the subsidiaries of the Target as of the date hereof, are deemed to be reasonably satisfactory to the Purchasers for purposes of this Section 5.2.15;

5.2.16	David Baazov, Daniel Sebag and Marlon Goldstein shall have delivered to BlackRock Lock-Up Agreements (in form attached hereto as Schedule E).

5.2.17	to the extent the articles of the Corporation or other constitutional documents of the Corporation contain on or before the Closing Date any Gaming Suitability Provisions (or the Corporation has proposed any amendment implementing such provisions or such amendment has on or before the Closing Date been approved by the Corporation’s general shareholders’ meeting), the Corporation shall prior to the Closing Date deliver to BlackRock and the Purchasers a certified extract of the resolutions of the Compliance Committee of the Board of Directors of the Corporation confirming that the BlackRock Group (both collectively and each entity that is a member of the BlackRock Group individually) is not an “Unsuitable Person” and providing that it shall remain in effect for and in respect of the BlackRock Group as long as any member of the BlackRock Group holds any Common Shares, any Preferred Shares, any Warrants or any other instruments convertible into, or entitling the holder to the delivery of, any Common Shares, unless and until such time (i) as there is a material adverse change to the factors involved in determining the suitability (from a gaming licensure perspective) of any member of the BlackRock Group, as determined by the Board of Directors of the Corporation acting in good faith based on a written legal opinion from independent legal counsel, or (ii) as the BlackRock Group is expressly deemed by a relevant gaming regulator to be unsuitable and ineligible to own Common Shares of the Corporation;

***	denotes redacted information.

5.2.18	the Purchasers and the Corporation shall have on or before the Closing Date executed the registration rights agreement substantially in the form attached hereto as Schedule H;

5.2.19	the Common Equity Capital Raise shall have been completed and the Preferred Shares Capital Raise (other than the sale and purchase of the Offered Preferred Shares) and the Debt Capital Raise will be completed substantially concurrently with the completion of the sale and purchase of the Offered Securities on the terms set forth in this Agreement, the Preferred Shares Underwriting Agreement, the BlackRock Subscription Agreement, the Credit Facilities Documents and the Subscription Receipts Underwriting Agreement, as applicable; and

5.2.20	the Preferred Shares and the Common Shares will be eligible for settlement through the systems of CDS Clearing and Depository Services Inc.

6.	RIGHTS OF TERMINATION

6.1	Restrictions on Distribution

If (i) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order is made or issued under or pursuant to any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality (including without limitation the TSX or any securities regulatory authority), (ii) there is a change in any law, rule or regulation, or the interpretation or administration thereof, or (iii) an order shall have been made or threatened to cease or suspend trading in the Common Shares by any securities regulatory authority or similar regulatory or judicial authority or the TSX, which, in the reasonable opinion of the Purchasers, operates to prevent, restrict or otherwise materially adversely affect the trading of the Offered Securities, the Common Shares or any other securities of the Corporation, the Purchasers (or any one of them) shall be entitled, at their sole option, in accordance with Section 6.4 of this Agreement, to terminate their obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase the Offered Securities) by written notice to that effect given to the Corporation on or prior to the Closing Time.

6.2	Breach

If the Corporation is in breach of any material term, condition or covenant of this Agreement or any representation or warranty given by the Corporation in this Agreement is false in any material respect, the Purchasers (or any one of them) shall be entitled at their sole option, in accordance with Section 6.4 of this Agreement, to terminate their obligations under this Agreement by written notice to that effect given to the Corporation on or prior to the Closing Time. The Purchasers (or any one of them) may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Purchasers only if the same is in writing and signed by them.

6.3	Termination of the Acquisition

If (i) the Corporation delivers to the Purchasers notice or announces to the public that it no longer intends to complete the Acquisition prior to 10 a.m. (New York time) on August 1, 2014, (ii) the filing of the Scheme of Merger referred to in the Flow of Funds Closing Agreement does not occur on or before 10 a.m. (New York time) on August 1, 2014 or (iii) the Acquisition is terminated at any earlier time for any reason, BlackRock and the Purchasers (or any one of them) shall be entitled at their sole option, in accordance with Section 6.4 of this Agreement, to terminate their obligations under this Agreement by written notice to that effect given to the Corporation on or prior to the Closing Time.

6.4	Exercise of Termination Rights

The rights of termination contained in Section 6 may be exercised by the Purchasers (or any one of them) and are in addition to any other rights or remedies the Purchasers may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination by the Purchasers, there shall be no further liability on the part of the Purchasers to the Corporation or on the part of the Corporation to the Purchasers except in respect of any liability which may have arisen or may arise after such termination in respect of acts or omissions prior to such termination under Section 9 of this Agreement or in respect of the Purchasers’ Expenses under Section 7 of this Agreement.

7.	EXPENSES

Whether or not the Issuance herein contemplated shall be completed, the Corporation shall be responsible for all reasonable and documented out-of-pocket expenses (including due diligence expenses (including for legal and other advisors) and travel expenses, but limited, in the case of legal fees and expenses, to the reasonable fees, charges and disbursements of one counsel to the Purchasers and BlackRock, taken as a whole (and, if reasonably necessary, of one local counsel in any relevant jurisdiction (as well as one regulatory counsel to the extent reasonably necessary) to all such persons, taken as a whole, as well as any applicable anti-trust counsel to BlackRock), incurred in connection with the Issuance and any related documentation and in connection with any anti-trust or competition related legal work or filing fee or expense arising in respect of the Transactions and/or the acquisition or conversion by any of the Purchasers of any security issued by the Corporation received in connection with the Transactions; provided that with respect to any such anti-trust or competition related fee or expense incurred by the Purchasers, BlackRock after the Closing as a result of conversion of any Offered Preferred Shares or exercise of any Warrants, such fees and expenses shall be split equally between the Corporation, on the one hand, and the Purchasers and BlackRock (as determined among them), on the other hand, and the Purchasers and/or BlackRock shall consult the Corporation prior to incurring such expenses to the extent reasonably practicable; including any expenses incurred prior to the date first written above and all VAT payable in respect of any of the foregoing (collectively, the “Purchasers’ Expenses”). All such fees, disbursements and expenses shall be payable by the Corporation immediately upon receiving supporting documentation and an invoice therefore from the Purchasers, or at the option of the Purchasers, to the extent incurred on or prior to the Closing shall be paid by the Corporation at the Closing Time pursuant to Section 5.1 to the extent supporting documentation and an invoice is provided to the Corporation prior to the Closing.

8.	SURVIVAL OF REPRESENTATIONS AND WARRANTIES.

All terms, warranties, representations, covenants and agreements herein contained or contained in any documents delivered pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the purchase and sale of the Offered Securities and will continue in full force and effect for the benefit of the Purchasers and/or the Corporation, as the case may be, regardless of any subsequent disposition of the Offered Securities or the Underlying Shares or any investigation by or on behalf of the Purchasers with respect thereto (i) without any time limit, in the case of the covenants and in the case of any terms or obligations set out in Section 9.3, and (ii) in any other case, for a period ending on the later of (a) the date that is three years following the Closing Date, and (b) the latest date under Canadian Securities Laws (non-residents of Canada being deemed to be resident in the Province of Québec for such purposes) that an action may be commenced (except in the case of fraud, for which there shall be no time limit). The Purchasers and/or the Corporation, as the case may be, will be entitled to rely on the representations and warranties of the other parties contained in this Agreement or delivered pursuant to this Agreement notwithstanding any investigation, which the Purchasers and/or the Corporation may undertake or which may be undertaken on the Purchasers’ and/or Corporation’s behalf, as the case may be.

9.	INDEMNITY

9.1	Indemnity

9.1.1	The Corporation and its Material Subsidiaries (the “Indemnitors”) hereby solidarily agree to indemnify and hold harmless each of the Purchasers, BlackRock, their respective affiliates and controlling persons and their respective directors, officers, employees, partners, agents, advisors and other representatives (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against any and all losses, claims, damages, liabilities and (in the case of a material breach or material inaccuracy of a representation or warranty of the Corporation under this Agreement, to the extent determined by a non-appealable decision of a court of competent jurisdiction to be directly in connection with, have directly arisen from or be directly attributable to (and only to such extent) such material breach or material inaccuracy) difference in value (collectively, “Losses”) to which any such Indemnified Party may become subject arising out of or in connection with this Agreement, the Offered Securities, the BlackRock Commitment Letter, the Issuance, the use of the proceeds thereof and the Acquisition and the Transactions (including as a result of, in connection with, arising out of, or attributable to, a material breach of, or material inaccuracy in, any representation or warranty of the Corporation under this Agreement, in which case the Indemnitors shall pay to the relevant Indemnified Party an amount (determined by a non-appealable decision of a court of competent jurisdiction) equal to the Loss that would not have been suffered or incurred by such Indemnified Party had all representations and warranties of the Corporation been true, correct and accurate in all material respects) or any claim, litigation, investigation or proceeding relating to any of the foregoing (a “Proceeding”), regardless of whether any Indemnified Party is a party thereto or whether such Proceeding is brought by Indemnitors, any of Indemnitors’ affiliates or any third party, and to reimburse each Indemnified Party promptly following written demand therefor (together with reasonable backup documentation supporting such reimbursement request) for any reasonable and documented legal or other out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing (but limited, in the case of legal fees and expenses, to one counsel to such Indemnified Party taken as a whole and, solely in the case of an actual or potential conflict of interest, one additional counsel to all affected Indemnified Party, taken as a whole (and, if reasonably necessary, to one local counsel in any relevant jurisdiction to all such persons (as well as one regulatory counsel to all such persons to the extent reasonably necessary), taken as a whole and, solely in the case of an actual or potential conflict of interest, one additional local counsel in each relevant jurisdiction (as well as one separate regulatory counsel to the extent reasonably necessary) to all affected Indemnified Parties, taken as a whole)); provided that the foregoing indemnity will not, as to any Indemnified Party, apply to losses, claims, damages, liabilities or related expenses to the extent they arise from the willful misconduct, bad faith or gross negligence of such Indemnified Party (or any of its Related Parties (as defined below)), in each case as determined by a final non-appealable judgment of a court of competent jurisdiction.

9.1.2	No Indemnified Party shall be liable for any damages arising from the use by any person (other than such Indemnified Party (or its Related Parties)) of information or other materials obtained through electronic, telecommunications or other information transmission systems, except to the extent any such damages arise from the gross negligence, bad faith, or willful misconduct of such Indemnified Party (or any of its Related Parties), in each case as determined by a final non-appealable judgment of a court of competent jurisdiction. None of the Indemnified Party, Indemnitors or any of their respective affiliates or the respective directors, officers, employees, agents, advisors or other representatives of any of the foregoing shall be liable for any consequential or punitive damages in connection with this Agreement, the Offered Securities, the BlackRock Commitment Letter or the Issuance (including the use or intended use of the proceeds of the Issuance) or the transactions contemplated hereby; provided that nothing contained in this sentence shall limit the indemnification obligations of the Indemnitors to the extent set forth hereinabove.

9.1.3

The Indemnitors shall not be liable for any settlement of any Proceeding effected by any Indemnified Party without Corporation’s written consent (which consent shall not be unreasonably withheld or delayed), but if settled with Corporation’s written consent, or if there is a final and non-appealable judgment by a court of competent jurisdiction against an Indemnified Party in any such Proceeding, the Indemnitors agree to indemnify and hold harmless such Indemnified Party in the manner set forth above. The Indemnitors shall not, without the prior written consent of the affected Indemnified Party (which consent shall not be unreasonably withheld or delayed), effect any settlement of any pending or threatened Proceeding against such Indemnified Party in respect of which indemnity could have been sought hereunder by such Indemnified Party unless such settlement (a) includes an unconditional release of such Indemnified Party from all liability or claims that are the subject matter of such Proceeding and (b) does not include any statement as to any admission of fault or culpability. Notwithstanding the foregoing, each Indemnified Party shall be obligated to refund or return any and all amounts paid by the Indemnitors hereunder to such Indemnified Party for any Losses and expenses to the extent such indemnified Party is not entitled to payment of such amounts in accordance with the terms hereof.

9.1.4	The Indemnitors hereby constitute the Purchasers as trustees for each of the other Indemnified Parties of the Indemnitors’ covenants under this indemnity with respect to those persons and the Purchasers agree to accept that trust and to hold and enforce those covenants on behalf of those persons.

9.1.5	The indemnity obligations of the Indemnitors hereunder are in addition to any liabilities which the Indemnitors may otherwise have to the Purchasers or any other Indemnified Party.

9.1.6	For the purposes of this Section 9.1, “Related Party” and “Related Parties” of an Indemnified Party mean any (or all, as the context may require) of such Indemnified Party’s affiliates and controlling persons and its or their respective directors, officers, employees, partners, agents, advisors and other representatives thereof.

9.2	Right of Indemnity in Favour of Others

With respect to any party who may be indemnified pursuant to Section 9.1 above and is not a party to this Agreement, the Purchasers shall obtain and hold the rights and benefits of this Section 9 in trust for and on behalf of such Indemnified Party.

9.3	Tax Indemnity

9.3.1

If the Corporation is required by applicable law to withhold or deduct any Tax in respect of any payment made or considered or deemed under applicable laws to be made pursuant to the terms of or otherwise in connection with this Agreement, the Common Shares or the Preferred Shares, then the Corporation shall make such withholding or deduction and, if such Tax is a Tax imposed as a result of the Purchaser being resident in a country other than the country of residence of the Corporation (an “Indemnified Tax”), the Corporation shall (1) if such deduction or withholding is in respect of a payment of cash to the Purchaser, pay the Purchaser such additional amounts as may be necessary so that after making or allowing for all required withholdings and deductions (including withholdings and deductions applicable to additional amounts payable under this Section 9.3), the Purchaser has or receives an amount equal to that which the Purchaser would have had or received had no such withholdings or deductions been required or (2) if such deduction or withholding is in respect of any other payment made or considered or deemed under applicable laws to be made to the Purchaser, remit an amount in cash directly to the relevant Governmental Authority so that after taking into account the amount of such other payment as well as the amount remitted to the relevant Governmental Authority, the Purchaser’s liability to such relevant Governmental Authority in respect of such other payment shall have been completely satisfied. The Corporation will timely remit any Taxes so withheld or deducted to the relevant Governmental Authority in accordance with applicable law, and will furnish to the Purchaser, within thirty (30) days, the original or a certified copy of a receipt issued by such Governmental Authority evidencing such remittance, a copy of the return reporting such remittance or other evidence of such payment reasonably satisfactory to the Purchaser.

9.3.2	The Corporation will indemnify a Purchaser, within twenty (20) days after written demand therefor, for the full amount of any Indemnified Tax payable or paid by the Purchaser or required to be withheld or deducted in respect of any payment made or considered or deemed under applicable laws to be made to the Purchaser pursuant to the terms of or otherwise in connection with this Agreement, the Common Shares or the Preferred Shares, whether or not such Indemnified Tax was correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such Indemnified Tax payable or paid delivered to the Corporation by the Purchaser will be conclusive absent manifest error.

9.3.3	If a Purchaser determines, in its sole discretion, that it has received a refund of any Taxes as to which it has been indemnified by the Corporation or with respect to which the Corporation has paid additional amounts pursuant to this Section 9.3, the Purchaser shall pay the Corporation an amount equal to such refund, net of all out-of-pocket expenses of the Purchaser and without interest (other than any net after-Tax interest paid by the relevant Governmental Authority with respect to such refund). The Corporation agrees to repay to the Purchaser any amount so paid over to the Corporation (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) if the Purchaser is required to repay such refund to such Governmental Authority. This paragraph shall not be construed to require the Purchaser to claim any available refund. Notwithstanding anything to the contrary in this Section 9.3.3, in no event shall the Purchaser be required to pay any amount to the Corporation pursuant to this Section 9.3.3 the payment of which would place the Purchaser in a less favorable net after-Tax position than the Purchaser would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or, in the case of a Tax indemnified pursuant to Section 9.3.2, imposed, and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require the Purchaser to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the Corporation or any other person.

9.3.4	BlackRock and each Purchaser shall promptly deliver to the Corporation any Tax form, document or information reasonably requested by the Corporation in order to properly determine whether it is required by applicable law to withhold or deduct any Taxes under Section 9.3.1 as well as the rate of any such Tax including, without limitation, form NR301, NR302 or NR303, as the case may be. This paragraph shall not be construed to require BlackRock or any Purchaser to provide any such information that is not already in its possession or that it deems confidential (including, for greater certainty, the name or address of any person owning an interest or other investment in a Purchaser), nor, without limiting the generality of the forgoing, to require BlackRock or any Purchaser to complete section 7 of form NR301, section 6 of form NR302, section 6 of form NR303 or any equivalent section of any amended, updated or similar form, or to provide the Corporation with any worksheets normally included with such forms. In the event that any forms are requested and provided in accordance with the terms of this Section 9.3.4, they shall be completed by the Purchaser to the best of its knowledge only. The Purchaser shall not be liable for any Losses suffered by the Corporation as a result of any errors or omissions made by the Purchaser in complying with this Section 9.3.4.

9.4	Contribution

9.4.1	In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in this Section 9 would otherwise be available in accordance with its terms but is, for any reason, unavailable to or unenforceable by the Purchasers or enforceable otherwise than in accordance with its terms or insufficient to hold any Indemnified Party harmless, the Indemnitors shall solidarily contribute to all claims suffered or incurred by any Indemnified Party in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and any Indemnified Party on the other hand from the issue and sale of the Offered Securities but also the relative fault of the Indemnitors or any Indemnified Party as well as any relevant equitable considerations. The Indemnitors shall in any event be solidarily liable to contribute to the amount paid or payable by an Indemnified Party as a result of a claim under this Section 9, any amounts in excess of the Fee or any portion of such Fee actually received by the Indemnified Party. The Purchasers shall not in any event be liable to contribute, in the aggregate, any amounts in excess of the Fee or any portion of such Fee actually received. However, no party who has engaged in any fraud, fraudulent misrepresentation, wilful misconduct or negligence shall be entitled to claim contribution from any person who has not engaged in such fraud, fraudulent misrepresentation, wilful misconduct or negligence.

9.4.2	The rights to contribution provided in this Section 9.4 shall be in addition to and not in derogation of any other right to contribution which the Purchasers may have by statute or otherwise at law.

9.4.3	With respect to any Indemnified Party who is not a party to this Agreement, it is the intention of the Indemnitors to constitute the Purchasers as trustees for such Indemnified Party of the rights and benefits of this Section 9.4 and the Purchasers agree to accept such trust and to hold the rights and benefits of this Section 9.4 in trust for an on behalf of such Indemnified Party.

9.4.4	For greater certainty, in the event of unenforceability or unavailability of the indemnity provided for in Section 9, the Indemnitors shall not have any obligation to contribute pursuant to this Section 9.4 except to the extent the indemnity given by it in Section 9 would have been applicable to such Losses in accordance with its terms, has such indemnity been found to be enforceable and available to the Indemnified Parties.

10.	PURCHASERS’ FEE AND WARRANTS

In consideration of the Purchasers’ agreements and commitments under this Agreement, the Corporation shall pay the Purchasers a cash fee (the “Fee”) equal to [***]% of the gross proceeds from the issuance of the Offered Preferred Shares as set forth in the Flow of Funds Closing Agreement.

In consideration of the Purchasers’ agreements and commitments under this Agreement, the Corporation shall also, at or before the Closing Time, issue Warrants to the Purchasers in accordance with the terms of this Agreement.

No other fee or commission is payable by the Corporation in connection with the completion of the Issuance, except for the reimbursement of the Purchasers’ Expenses.

The Corporation agrees that once the Fee is paid, the Fee or any part thereof shall not be repayable under any circumstances unless otherwise agreed in writing by the Corporation and BlackRock and that BlackRock may, in their sole discretion, share all or a portion of the Fee with any other person.

11.	ALL TERMS TO BE CONDITIONS

The Corporation agrees that the conditions contained in Section 5.2 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation and that it will use its commercial best efforts to cause all such conditions to be complied with. Any breach or failure to comply with any of the conditions set out in Section 5.2 shall entitle any of the Purchasers to terminate its obligations hereunder, by written notice to that effect given to the Corporation at or prior to the Closing Time. It is understood that the Purchasers may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Purchasers in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Purchasers any such waiver or extension must be in writing and signed by each of the Purchasers.

12.	MATERIAL CHANGES

During the period from the date hereof to the Closing Date, the Corporation shall promptly notify the Purchasers (and, if requested by any of the Purchasers, confirm such notification in writing) of (i) any Material Adverse Effect, actual or contemplated; (ii) any material

***	denotes redacted information.

change in any information provided to the Purchasers concerning the Corporation, the Target, the Acquisition, the Offered Securities, the Underlying Shares, the Common Shares or the Issuance, including any representation or warranty made in this Agreement; (iii) any notice by any judicial or regulatory authority or any stock exchange requesting any information, meeting or hearing relating to the Corporation or the Issuance; or (iv) any other event or state of affairs that may be material to the Purchasers or the securityholders of the Corporation. During the period from the date hereof to the Closing Date, the Corporation shall promptly, and in any event, within any applicable time limitation, comply with all applicable filing and other requirements under Canadian Securities Laws as a result of such change. The Corporation shall in good faith discuss with the Purchasers any fact or change in circumstances (actual, anticipated, contemplated or threatened, and financial or otherwise) which is of such a nature that there is reasonable doubt as to whether notice in writing need be given to the Purchasers pursuant to this Section 12.

13.	PRESS RELEASES AND OTHER PUBLIC DOCUMENTS

The Corporation shall (i) provide BlackRock and its counsel with a reasonable opportunity to review and comment on any press release or other public communication issued by the Corporation in connection with the Acquisition and the Issuance; (ii) at BlackRock’s request include a reference to BlackRock and/or its affiliates and their role in any such release or communication, and (iii) ensure that any press release concerning the Issuance complies with applicable law including United States securities law restrictions in respect of general solicitation, general advertising and directed selling efforts.

For the avoidance of doubt, notwithstanding any of the foregoing, on or after the Closing Date, the Purchasers and/or BlackRock may publicize in its marketing materials its role and title in connection with the Transactions (which may include the reproduction of Corporation’s and Target’s respective logos) and other information the Corporation has publicly announced in connection with the Transactions, provided the Corporation shall have given its prior consent (which shall not be unreasonably withheld) to any such disclosure (unless otherwise publicly announced by the Corporation) which includes information other than Corporation’s name, description of the fundamental aspects of the Transactions and the amount of the Issuance. For the avoidance of doubt, no such consent shall be required in respect of disclosure of any such information to limited partners or investors in BlackRock or any funds or accounts managed or advised by BlackRock.

14.	GENERAL

14.1	Notices

14.1.1	Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

(a)	If to the Corporation, to it at:

Amaya Gaming Group Inc.

7600 TransCanada Hwy

Pointe-Claire, QC H9R 1C8

Attention:       David Baazov

Fax:                (514) 744-5114

with a copy to:

Osler, Hoskin & Harcourt LLP

1000 De la Gauchetière Street West

Suite 2100

Montreal, QC H3B 4W5

Attention:       Eric Levy

Fax:                (514) 904-8101

(b)	If to the Purchasers, to:

c/o BlackRock Financial Management, Inc.

55 East 52nd Street

New York, NY 10055

Attention: [***]

Email:       [***]

With a copy (which shall not constitute notice) to:

c/o BlackRock, Inc.

Office of the General Counsel

40 East 52nd Street

New York, NY 10022

Attn: David Maryles and Vincent Taurassi

Email: legaltransactions@blackrock.com

or to such other address as any of the parties may designate by notice given to the others.

14.1.2	Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission shall be deemed to be given and received on the first Business Day following the day on which it is sent.

***	denotes redacted information.

14.2	Time of the Essence

Time shall, in all respects, be of the essence hereof.

14.3	Headings

The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

14.4	Singular and Plural, etc.

Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

14.5	Entire Agreement

This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings. This Agreement may be amended or modified in any respect by written instrument only. All schedules attached to this Agreement are deemed to be part hereof and are hereby incorporated by reference.

14.6	Severability

The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

14.7	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein.

14.8	Jurisdiction

Each party to this Agreement, by its execution hereof, (a) hereby irrevocably submits to the exclusive jurisdictions of the Superior Court of Quebec sitting in the District of Montreal for the purpose of any action, claim, cause of action or suit (in contract, delict or otherwise), inquiry, proceeding or investigation arising out of or based upon this Agreement or relating to the subject matter hereof, (b) hereby waives to the extent not prohibited by applicable law, and agrees not to assert, and agrees not to allow any of its subsidiaries to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named court, that its property is exempt or immune from attachment or execution, that any such proceeding brought in the above-named court is improper, or that this Agreement or the subject matter hereof or thereof may not be enforced in or by such court and (c) hereby agrees not to commence or maintain any action, claim, cause of action or suit (in contract, delict or otherwise), inquiry, proceeding or investigation arising out of or based upon this

Agreement or relating to the subject matter hereof or thereof other than before the above-named court nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit (in contract, delict or otherwise), inquiry, proceeding or investigation to any court other than the above-named court whether on the grounds of inconvenient forum or otherwise. Notwithstanding the foregoing, to the extent that any party hereto is or becomes a party in any litigation in connection with which it may assert indemnification rights set forth in this agreement, the court in which such litigation is being heard shall be deemed to be included in clause (a) above. Notwithstanding the foregoing, any party to this Agreement may commence and maintain an action to enforce a judgment of the above-named court in any court of competent jurisdiction. Each party hereto hereby consents to service of process in any such proceeding in any manner permitted by the laws of Quebec, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 14.1 hereof is reasonably calculated to give actual notice.

14.9	Successors and Assigns

The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Corporation and the Purchasers and their respective executors, heirs, successors and permitted assigns; provided that, except as provided herein, this Agreement shall not be assignable by any party without the written consent of the others.

14.10	Further Assurances

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

14.11	Conflict and No Fiduciary Duties

The provisions of Section 7 of the BlackRock Commitment Letter shall apply mutatis mutandis to this Agreement as if though they were set out herein in full.

14.12	PATRIOT Act

The Purchasers and BlackRock hereby notify the Corporation that, pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law on October 26, 2001) (the “PATRIOT Act”), the Purchasers or BlackRock (or other member of the BlackRock Group) may be required to obtain, verify and record information that identifies the Corporation, which information includes names, addresses, tax identification numbers and other information that will allow each Purchaser or other investor in the Offered Securities to identify the Corporation in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective for the Purchasers and the BlackRock Group.

14.13	Payments

All amounts and fees payable under this Agreement shall be payable in U.S.$ (except expenses reimbursement shall be in the currency so incurred, if requested by the Purchasers) in immediately available funds to the Purchasers for their own account or as directed by the Purchasers, and shall be made in the manner set forth in Section 7, with the necessary changes having been applied. All amounts and fees payable under this Agreement are exclusive of any sales tax and value added tax (including, without limitation, Canada goods and services tax and harmonized sales tax, and Quebec sales tax) or similar charge (“VAT”) and if VAT is chargeable, the Corporation or the relevant Indemnitor shall also and at the same time pay to the recipient of the relevant payment an amount equal to the amount of VAT. In relation to any supply made by BlackRock or a Purchaser under this Agreement, if reasonably requested by the Corporation, that person must promptly provide the Corporation with details of that person’s VAT registration and such other information as is reasonably requested in connection with the Corporation’s VAT reporting requirements in relation to such supply.

14.14	Currency Indemnity

If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder in U.S.$ into another currency, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures, the Purchasers could purchase (and remit in New York City) U.S.$ with such other currency on the business day preceding that on which final judgment is given. The Corporation’s obligation in respect of any sum due hereunder shall, notwithstanding any judgment in a currency other than U.S.$, be discharged only to the extent that on the business day following its receipt of any sum adjudged to be so due in such other currency, the Purchasers may, in accordance with normal banking procedures, purchase U.S.$ with such other currency; if the U.S.$ so purchased and remitted are less than the sum originally due to the Purchasers in U.S.$, the Corporation agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the relevant payee against such loss, and if the U.S.$ so purchased exceed the sum originally due in U.S.$, such excess shall be remitted to the Corporation.

14.15	Language

The parties hereby acknowledge that they have expressly required this Agreement and all notices, statements of account and other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties reconnaissent avoir expressément demandé que la présente Convention ainsi que tout avis, tout état de compte et tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

14.16	Effective Date

This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

14.17	Counterparts and Facsimile

This Agreement may be executed in any number of counterparts and by facsimile, each of which so executed shall constitute an original and all of which taken together shall form one and the same agreement.

[Remainder of Page Intentionally Left Blank]

If the Corporation is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this letter where indicated below and delivering the same to the Purchasers.

(Signatures on the following pages)

[SIGNATURES OF PURCHASERS REDACTED - CONFIDENTIAL]

The foregoing is hereby accepted on the terms and conditions herein set forth.

DATED as of the 31st day of July, 2014.

AMAYA GAMING GROUP INC.

By:	(s) David Baazov
Name: David Baazov
Title: President and Chief Executive Officer

The undersigned subsidiaries of the Corporation hereby intervene to this Agreement to acknowledge and agree to their solidary indemnification obligations set forth in Section 9 of this Agreement.

DATED as of the 31st day of July, 2014.

DIAMOND GAMES ENTERPRISES

By:	(s) David Baazov
Name: David Baazov Title: Director

AMAYA (ALBERTA) INC.

By:	(s) David Baazov
Name: David Baazov Title: Director

CADILLAC JACK, INC.

By:	(s) David Baazov
Name: David Baazov Title: Director

CRYPTOLOGIC LTD.

By:	(s) David Baazov
Name: David Baazov Title: Director

AMAYA HOLDINGS CORPORATION

By:	(s) David Baazov
Name: David Baazov Title: Director

AMAYA AMERICAS CORPORATION

By:	(s) David Baazov
Name: David Baazov Title: Director

EQUIPOS Y SOLUCIONES TECNOLOGICAS CADILLAC JACK, S. DE R.L. DE C.V.

By:	(s) David Baazov
Name: David Baazov Title: Director

AMAYA INTERACTIVE USA CORPORATION

By:	(s) David Baazov
Name: David Baazov Title: Director

AMAYA GAMING HOLDINGS CANADA INC.

By:	(s) David Baazov
Name: David Baazov Title: Director

SCHEDULE A

LIST OF PURCHASERS

[INTENTIONALLY DELETED]

SCHEDULE B

PREFERRED SHARE TERMS

(See articles of amendment)

SCHEDULE C

FORM OF WARRANTS

[INTENTIONALLY DELETED]

SCHEDULE D

CONVERTIBLE SECURITIES

This is Schedule D to the subscription agreement (the “Subscription Agreement”) dated July 31, 2014 among Amaya Gaming Group Inc. and the Purchasers named in Schedule A thereto.

WARRANTS

Number	Exercise Price		Expiry Date

1,065,600	CDN$	3.00	April 30, 2015

1,118,880	CDN$	6.25	January 31, 2016

4,000,000	CDN$	15.00	May 15, 2024

STOCK OPTIONS

Number of shares authorized to be issued under the plan	Number of issued and outstanding options
9,300,000	5,493,419

On April 29, 2010, the Corporation entered into a subordinated debt agreement with Capital Régional et Coopératif Desjardins (“Desjardins”) in the amount of CDN$3,000,000 (the “Loan Agreement”) which will be disbursed in two tranches of CDN$1,500,000, each subject to the satisfaction of the conditions set forth in the Loan Agreement. The subordinated debt is repayable in equal monthly instalments over a five year period. The loan bears interest at the annual rate of 14% plus an additional interest representing 1% of yearly gross sales of the Corporation for the first CDN$25,000,000 of sales and an additional 0.20% for sales over CDN$25,000,000. The subordinated debt is convertible into voting and participating shares of the Corporation on an event of default by the Corporation at the discretion of Desjardins on the terms set forth in the Loan Agreement. As amended on June 22, 2010, in the event Desjardins exercises the conversion privilege as a result of an event of default, the conversion is based on the greater of (i) the book value of the Common Shares of the Corporation on the basis of the most recent audited consolidated financial statements or, at Desjardins’ sole discretion, the most recent unaudited consolidated quarterly financial statements of the Corporation, provided that such book value shall not be less than one cent per Common Share, and (ii) the minimum price authorized by the applicable rules. The first tranche was disbursed on April 30, 2010 and the second tranche will be disbursed once certain conditions of the Loan Agreement have been met.

Under the terms of the subordinated debt agreement with the lender, the Corporation is required amongst other conditions, to maintain at all times certain ratios.

On May 15, 2014, the Corporation’s wholly-owned subsidiary, Cadillac Jack, Inc. (“Cadillac Jack”) obtained credited facilities from FS Investment Corporation and FS Investment Corporation II for the purpose of financing working capital expenses and general corporate purposes of the Corporation and its subsidiaries (the “Credit Facilities”). The Credit Facilities provide for (i) an incremental U.S.$80 million term loan to Cadillac Jack’s existing U.S.$160 million senior term loan, and (ii) a mezzanine debt in the form of a subordinated term loan in the aggregate principal amount of U.S.$100 million (the “Mezzanine Facility”). In connection with the Mezzanine Facility, the Corporation granted 4 million common share purchase warrants (to the lenders). Each warrant entitles the holders thereof to acquire one common share of the Corporation at a price per common share equal to CDN$19.17 at any time up to a period ending 10 years after the closing date.

In connection with the financing of the Acquisition, up to U.S.$1,050,000,000 of Preferred Shares, up to CDN$640,000,000 and U.S.$55,000,000 of Common Shares and up to 12,750,000 warrants having terms identical to the Warrants may be issued by the Corporation.

SCHEDULE E

FORMS OF LOCK-UP AGREEMENTS

[INTENTIONALLY DELETED]

SCHEDULE F

OPINIONS

[INTENTIONALLY DELETED]

SCHEDULE G

SUBSIDIARIES

•	Reliance Management holds one share in each of the following companies:

•	Wagerlogic Casino Software Limited

•	Wagerlogic Malta Software Limited

•	Cryptologic Malta Limited

•	All of the shares of Cadillac Jack, Inc. and 65% of the interest of Cadillac Jack, Inc. in its subsidiaries Equipos y Soluciones Tecnologicos Cadillac Jack de México, S. de R.L. de C.V., Commercializadera de Juegos Cadillac Jack de México, S. de R.L. de C.V., Operadora de Juegos Cadillac Jack de México, S. de R.L. de C.V., and Servicios Administrativos Cadillac Jack de México, S. de R.L. de C.V., have been pledged to Wilmington Trust, National Association (in its capacity as collateral agent for its benefit and for the benefit of certain other secured parties.

SCHEDULE H

FORM OF REGISTRATION RIGHTS AGREEMENT

[INTENTIONALLY DELETED]

SCHEDULE I

[RESERVED.]

[INTENTIONALLY DELETED]

SCHEDULE J

FORM OF VOTING DISENFRANCHISEMENT AGREEMENT

[INTENTIONALLY DELETED]

SCHEDULE K

DEFINITION OF ACCREDITED INVESTOR UNDER NI 45-106

For the purposes of Section 4.2.8, an “accredited investor” shall mean one of the following:

(a)	a Canadian financial institution, or a Schedule III bank;

(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

(c)	a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d)	a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

(e)	an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d);

(f)	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

(g)	a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec;

(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

(i)	a pension fund that is regulated by the Office of the Superintendent of Financial Institutions (Canada), a pension commission or similar regulatory authority of a jurisdiction of Canada;

(j)	an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CDN$1,000,000;

(k)	an individual whose net income before taxes exceeded CDN$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CDN$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

(1)	an individual who, either alone or with a spouse, has net assets of at least CDN$5,000,000;

(m)	a person, other than an individual or investment fund, that has net assets of at least CDN$5,000,000 as shown on its most recently prepared financial statements;

(n)	an investment fund that distributes or has distributed its securities only to (i) a person that is or was an accredited investor at the time of the distribution, (ii) a person that acquires or acquired securities in the circumstances referred to in sections 2.10 [Minimum amount investment] or 2.19 [Additional investment in investment funds] of NI 45-106, or (iii) a person described in sub-paragraph (i) or (ii) that acquires or acquired securities under section 2.18 [Investment fund reinvestment] of NI 45-106;

(o)	an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

(p)	a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

(q)	a person acting on behalf of a fully managed account managed by that person, if that person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

(r)	a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

(t)	a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors;

(u)	an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser, or

(v)	a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as an accredited investor.

For the purposes hereof, the following definitions are included for convenience:

(a)	“bank” means a bank named in Schedule I or II of the Bank Act (Canada);

(b)	“Canadian financial institution” means (i) an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

(c)	“company” means any corporation, incorporated association, incorporated syndicate or other incorporated organization;

(d)	“financial assets” means (i) cash, (ii) securities, or (iii) a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

(e)	“fully managed account” means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client’s express consent to a transaction;

(f)	“investment fund” has the same meaning as in National Instrument 81-106 Investment Fund Continuous Disclosure;

(g)	“person” includes

(i)	an individual,

(ii)	a corporation,

(iii)	a partnership, trust, fund and an association, syndicate, organization or other organized group of persons whether incorporated or not, and

(iv)	an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative.

(h)	“related liabilities” means (i) liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or (ii) liabilities that are secured by financial assets;

(i)	“Schedule III bank” means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

(j)	“spouse” means, an individual who, (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

(k)	“subsidiary” means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a person or company is an affiliate of another person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same person.

In NI 45-106 and except in Part 2 Division 4 (Employee, Executive Officer, Director and Consultant Exemption) of NI 45-106, a person (first person) is considered to control another person (second person) if (a) the first person beneficially owns or directly or indirectly exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation, (b) the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership, or (c) the second person is a limited partnership and the general partner of the limited partnership is the first person.

SCHEDULE L

FLOW OF FUNDS CLOSING AGREEMENT

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